

Calgon Carbon Corporation 2003 Annual Report

Shaping Strategies for Growth

Financial Highlights

(Dollars in millions except per share data)	2003	2002	2001
Net Sales	$ 278.32	$ 258.09	$ 270.59
Income Before Cumulative Effect of Change in Accounting Principle	$ 4.49	$ 4.22	$ 7.97
Net Income (Loss)	$ 4.49	$ (26.70)	$ 7.97
Income per Common Share Before Cumulative Effect of Change in Accounting Principle			
Basic	$ 0.12	$ 0.11	$ 0.21
Diluted	$ 0.11	$ 0.11	$ 0.20
Income (Loss) per Common Share			
Basic	$ 0.12	$ (.69)	$ 0.21
Diluted	$ 0.11	$ (.68)	$ 0.20

Contents

Cover: Dwayne Gelet, a mechanical assembler, installs internal components of a Sentinel® UV Disinfection System.

Letter to Shareholders

I am pleased to report that 2003 was a very positive year for Calgon Carbon Corporation. While net income was considerably below an acceptable level, the company made significant progress in shaping a strong future.

Net income was adversely affected by competitive pricing pressure, a slow economy in Europe and the United States, along with higher pension and medical costs. We have already taken steps to deal with the issues we can control.

To offset competitive pricing pressure, which impacts margin, we are using a variety of tools, including "Business Process Excellence" Six Sigma initiatives, differentiation strategies in the marketplace, and development of new products to specifically address the needs of our customers and provide maximum value.

Important accomplishments of 2003 were:

- Top line growth of 4 percent — the highest growth rate in more than six years — excluding the impact of foreign currency translation and the change to the equity method of accounting for Calgon Carbon Mitsubishi Corporation, as the result of the joint venture formed by Calgon Carbon and Mitsubishi Chemical in 2002.

- Three consecutive quarters (Q2 through Q4) of year-over-year earnings growth.

- Development of a three-year strategic plan complete with a detailed action plan for each strategic initiative. The strategic plan is discussed in the next few pages of this report.



John S. Stanik, President and Chief Executive Officer

- Launch of a Business Development Organization focused on new product development (seven new products introduced in 2003, our highest total in years), strategic alliances, and mergers and acquisitions. Three alliances were completed in 2003 that will play a major role in shaping the company's future.

- Expansion of our "Business Process Excellence" Six Sigma program, which yielded nearly $8 million in savings and efficiency improvements in 2003, helping to offset competitive pricing pressure.

- Successful strategic acquisition of Waterlink's Specialty Products Division, known as Barnebey Sutcliffe in the U.S. and Sutcliffe Speakman in the U.K. (completed on February 18, 2004), which will strengthen our core carbon and service business by expanding our product portfolio; adding new markets such as indoor air purification; increasing our field service capability and regional coverage; adding potable reactivation capability; and strengthening our solvent recovery technology.

- Implementation of a new program to offset escalating costs of medical benefits by increased employee contributions; change of insurance providers and consolidation of benefits under one carrier to improve cost efficiencies; began evaluation of our pension program for increased cost control.

Additionally, we generated strong cash flow, reduced total debt by $3.4 million, despite a significant pension fund contribution, and tightly managed working capital.

As I approach my first anniversary as Calgon Carbon's president and chief executive officer, I am very encouraged by the results of our efforts in 2003. The company's earnings performance has stabilized, and we have a clear direction that I am confident will drive success. The addition of Barnebey Sutcliffe and Sutcliffe Speakman serves to further bolster the business. I believe it will be accretive and offers opportunity for enhancement via many synergies.

I thank our employees for their dedication and commitment to our efforts in 2003. Together, we look forward to performance improvement in 2004 and beyond.

John S Stanik

John S. Stanik
President and
Chief Executive Officer

Changes in the economic, competitive, and environmental landscapes have created new opportunities for Calgon Carbon requiring a different strategic approach for accelerated growth and profitability.

Shaping Strategies for Growth

Opportunity. Capability. Performance.

New potential for acquisitions and alliances within the activated carbon industry are now providing opportunities to expand Calgon Carbon's product line, increase market share, and lower operating costs. At the same time, developing countries represent growing markets for water purification, while increased awareness of air and water contamination in developed nations is driving higher demand for purification.

To maximize these opportunities, the company is strengthening its core businesses through internal development, complementary acquisitions and strategic alliances, applying its technical expertise to new purification problems, and expanding its geographic presence.

The foundation of the 2004–2006 strategic plan is Calgon Carbon's core competencies, as defined by proven market value and competitive superiority:

- Successful track record for innovative solutions for challenges in water treatment and industrial processes
- High-quality production of premium-grade and proprietary personal protection activated carbons and activated carbon cloth
- UV technology for drinking water treatment
- Management and destruction of hazardous wastes.

Plan development was a six-month process, involving key managers from the United States, Europe, and Asia, led by senior management and supported by professional strategic-planning expertise. The plan was finalized in November 2003, and implementation began immediately, in accordance with detailed action plans for each initiative. These action plans had been integrated with the goals and objectives of each functional area.

Strengthening the Carbon and Service Business

The global carbon market is estimated at $800 million with a projected 3-to-4 percent overall growth rate annually. The company intends to take full advantage by improving existing operations and increasing capabilities through alliances and acquisition opportunities, which continue to emerge as the industry consolidates. Acquisitions will improve economies of scale and extend geographical coverage, while expanding the product line. Only acquisitions that are synergistic and expected to be accretive in the first or second year are being considered.

Major progress was made in February 2004 with the acquisition of Waterlink Specialty Products, the former Specialty Products Division of Waterlink, Inc. Known as Barnebey Sutcliffe in the U.S. and Sutcliffe Speakman in the U.K., the company provides products, systems and services using activated carbon in water and air purification, solvent recovery, odor control, and chemical processing. The company had sales of $66.9 million for fiscal year 2003.

Barnebey Sutcliffe and Sutcliffe Speakman enhance Calgon Carbon's capability in activated carbon reactivation and impregnation, and on-site services. The newly acquired business, a major supplier of carbon-based equipment and systems for treating water and air, is also a well-established leader in the design and fabrication of solvent recovery systems. This capability, when combined with Calgon Carbon's Vara Division, will strengthen the company's position in that market.

The new acquisition is a major distributor of coconut-based products and will support Calgon Carbon's long-term goal of achieving leadership in this $145-million market. Used in home water filters and many other applications, coconut-based activated carbons are expected to be a significant contributor to global activated carbon sales growth.





Mobile Service Unit

The company is also exploring other potential alliances in coconut-based carbon. Calgon Carbon has participated in the distribution of this product line for more than 30 years, and will use its extensive network of agents, distributors, and sales representatives to significantly increase market share.

In coal-based products, Calgon Carbon is the market leader in granular activated carbon (GAC). Several new products were introduced in 2003, including a new agglomerated coal-based activated carbon product tailored specifically to remove certain trace materials from water sources. Also in 2003, Calgon Carbon was awarded a contract from the U.S. Department of Defense to develop the next generation of activated carbon products to improve air filtration technologies for the protection of military personnel.

The strategic plan calls for the introduction of new competitive premium and lower-cost activated carbon products, such as two new product families launched in 2003:

- **Carbsorb™, GAC for liquid-phase applications, is particularly effective for removal of organic contaminants in groundwater remediation. More than six million pounds of Carbsorb were sold during the year.**
- **Carbsorb and other Calgon Carbon GAC products are featured in a new line of water treatment equipment, CR 2000 and CR 5000. These adsorption vessels are used for a variety of applications including wastewater streams and groundwater remediation.**

Another essential strategy is margin improvement through cost reduction and asset utilization initiatives. The company continues to expand implementation of "Business Process Excellence," a Six Sigma program that maps all internal functions to reduce cost and improve efficiency, which has already resulted in significant savings. The focus is now expanding to target larger, cross-functional processes and projects. Projected annual savings of $5 million will be used to counter competitive pricing pressure and help offset inflation.

Asset utilization strategies—focused on supply chain, production planning, and distribution—will determine which products are manufactured at each global location, where inventory is stored, and how much is maintained.


Calgon Carbon Corporation

Carbon Cloth

Calgon Carbon will continue to play a major role in activated carbon cloth, used for medical and personal protection applications. This has been primarily a regional business, but increasing demand is providing opportunity for expansion. The first new target is the United States, where marketing efforts began in 2003. The company is also taking a proactive position to strengthen its competitive position and protect market share through an aggressive cost-reduction program.



PreZerve® products for tarnish prevention

Consumer Products

This three-year-old business includes PreZerve® for preventing tarnish on silver and fine jewelry and Purrfectly Fresh® for eliminating household odors.

To capitalize on the superior performance of these products and the extensive size of the market, strategies include:

- **Introduce a minimum of five new products annually**
- **Reinvest in the business for growth**
- **Form new alliances to open additional marketing and distribution channels.**

These alliances will reduce time and effort required in managing the business and minimize the risk usually associated with reaching new market segments.


Sentinel
Sentinel
Sentinel

UV Systems Manufacturing

Provide Technical Innovation and New Solutions for Purification Problems

The company will continue to use its technical capabilities to increase participation in high-growth markets, offering innovative solutions to new challenges in water purification.

Ultraviolet Light Technologies

Global demand for UV technologies is projected to double from $250 million in 2003 to $500 million in 2006. Applications include inactivation of potentially harmful cryptosporidium and giardia from drinking water, a technological breakthrough that was pioneered by Calgon Carbon. U.S. Environmental Protection Agency regulations and concern about the quality of drinking water are driving demand.

In the long term, Calgon Carbon intends to assume the market leadership position by:

- **Improving and expanding the product line**
- **Investing in R&D to develop capability that outperforms the competition at a lower cost**
- **Expanding the UV service business by leveraging 30 years of activated carbon experience with municipalities**
- **Developing a dedicated business group solely focused on the UV business**
- **Validating products in line with EPA requirements.**

Validation tests, using an independent third-party review, were completed in 2003 on the highest flow UV reactor for drinking water—33 percent higher than any other validated UV reactor in the world. The certification process places the Sentinel® 48-inch UV Disinfection System in compliance with EPA standards, and opens new opportunities for the company to use larger reactors to treat higher-volume flows.

Continual product enhancements to the company's flagship UV disinfection product, the Sentinel® UV Disinfection System, provided a competitive advantage in 2003. Calgon Carbon was awarded four new contracts in Canada and one in the United States for a total value of $3.5 million. These systems will have the capability of treating 280 million gallons of drinking water daily.

UV strategy also calls for protection of the company's patented process. During the past year, Calgon Carbon was granted its first patent in New Zealand and its second U.S. patent for inactivating cryptosporidium found in drinking water and for the control of giardia using ultraviolet light.

The company also plans to vigorously pursue licensing fees for the use of its patented process technology. Current installations provide an opportunity for fees of approximately $2 million per year, and that number is expected to grow as the market develops. Calgon Carbon is currently receiving a portion of these fees, and the outcome of pending litigation will determine when, and if, the company will receive additional revenue.

Ion Exchange Technology

Calgon Carbon will continue to lead the market in perchlorate removal, which is expected to grow from $55 million in 2003 to $110 million in 2006. With a strategy focused on water applications, the company will increase its participation, offering two solutions for perchlorate removal: ISEP®, a regenerable moving bed system, and a non-regenerable (single-use) system that is marketed on a service basis.

In 2003, the company was awarded eight contracts for perchlorate and nitrate removal valued at $26.4 million. These included a $4.7-million ISEP system, non-regenerable systems valued in excess of $10 million, and multi-year service contracts exceeding $11 million.



Proprietary ISEP® Valve

Growth strategies include new product introductions, such as a second perchlorate destruction technology now under development and increased participation in nitrate removal utilizing the ISEP process. The third strategy calls for identifying additional purification problems that can be cost effectively resolved using ion exchange and developing these new applications.

Research and Development Focus

Research and development efforts remain integral to the company's long-term strategies in addressing increased concern about a wide range of chemical compounds and metals that are contaminating water sources. Calgon Carbon's researchers are developing innovative solutions for emerging problems such as arsenic and bromate removal utilizing the company's activated carbon and ion exchange technologies, which can also be used in combination with other technologies such as biological treatment.

In addition, the company is forming strategic alliances involving new technologies or new applications. In 2003, alliances were formed with:

- **Bio Reaction Industries, LLC, allowing Calgon Carbon to offer Bio Reaction's biofilter systems for odor control.**

- **Harrington Industrial Plastics, LLC, permitting the company to offer several of Harrington's biological and chemical scrubbing systems for odor control.**

- **Shell Global Solutions (US), Inc. of Houston, allowing Calgon Carbon to develop a line of products for the remediation market using Shell Global Solutions' BioRemedy® Microbes under a license agreement. These microbes are specially developed bio-organisms that quickly degrade two gasoline oxygenates, MTBE and TBA, when seeded on a bed of granular activated carbon. Calgon Carbon will use existing equipment and its activated carbon products to provide a comprehensive, cost-effective solution for the removal of these contaminants. The market for MTBE and TBA remediation is expected to exceed $300 million by the end of the decade.**

New strategies will directly link internal R&D efforts and future alliances with marketing priorities and initiatives. The company will fill the "funnel" with new products and technologies designed to address emerging opportunities that will provide measurable value over the next three years.

Expanding Presence In Asia and Other Regions

Calgon Carbon has participated in the Asian market for more than 30 years. New strategies, designed to significantly increase that participation, will be supported by an enhanced physical presence in Japan and China.

In 2003, the company celebrated the first anniversaries of a joint venture with Mitsubishi Chemical Co., Japan's largest producer of activated carbon, and the operation of activated carbon production and distribution facilities in China. The joint venture with Mitsubishi Chemical positions the company for substantial market-share gains in Japan, while


CALGON
CALGON CARBON CORP
CALGON
CALGON CARBON C
Non-regenerable perchlorate removal system

a physical presence in China—Datong Carbon Corporation and Calgon Carbon (Tianjin) Co., Ltd.—brings Calgon Carbon's products and services closer to Asian customers.

In meeting increased demand for water treatment throughout Asia, the Datong facility provided more than five million pounds of GAC to a new drinking water treatment facility in Taiwan in 2003. In addition, the company received two orders exceeding one million pounds of GAC from a Korean water management company, which is also piloting Calgon Carbon's activated carbon products in several other water treatment plants.

The strategic plan has identified two prime opportunities for substantially increased business in Asia:

- **Introduction of the entire product portfolio, including all GAC products, UV, and ISEP systems.**
- **Sale of products and services to current multi-national customers who are establishing manufacturing operations in Asia.**

Calgon Carbon was awarded its first major GAC contracts in India in 2003—totaling 1.5 million pounds for potable water and beverage purification—and its first UV system was sold in Japan. In addition, contracts valued at $3.1 million were awarded in China for ISEP systems for citric acid recovery.

During the next three years, Calgon Carbon will continue to monitor other regions with potential growth opportunities, including Latin America, Central Europe, and Africa.


China
Japan
South Korea
India
Taiwan

Strengthening the Core, Technical Innovation, and Geographic Expansion

Future growth will be driven by three major strategies: taking full advantage of new opportunities in the carbon and service business; leveraging technical capabilities in high-growth markets; and expanding geographically. Success will be driven by a detailed implementation process, aligning the individual goals of each employee with the strategic plan, and by the active involvement of senior management.

Successful execution will mark a turning point for Calgon Carbon. Management expects these new strategies will drive increases in sales, net income, and return on investment.

Calgon Carbon employees around the world share a new vision. Together, they are providing innovative solutions to challenging purification problems, strengthening Calgon Carbon's leadership position, and increasing value for customers and shareholders.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This document contains certain statements that are forward-looking relative to the company's future strategy and performance. They involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to be materially different from any future performance.

Board of Directors

Robert W. Cruickshank (1)
Financial Consultant

Thomas A. McConomy (2) (3)
Retired President, Chief Executive Officer, Calgon Carbon Corporation
Chairman of the Board, Calgon Carbon Corporation

Julie S. Roberts (1)
Chief Financial Officer, Marriott ExecuStay

Seth E. Schofield (3) (4)
Retired Chairman and Chief Executive Officer, USAir Group (currently US Airways)

John P. Surma (2)
President and Chief Operating Officer, United States Steel Corporation

John S. Stanik
President and Chief Executive Officer
Calgon Carbon Corporation

Harry H. Weil (1) (3) (4)
Retired Counsel to the Law Firm of ReedSmith LLP

Robert L. Yohe (2) (4)
Retired Vice Chairman, Olin Corporation

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Corporate Governance Committee

Corporate Officers

Leroy M. Ball
Vice President, Chief Financial Officer

James G. Fishburne
Senior Vice President, Americas and Asia

Gail A. Gerono
Vice President, Investor Relations, Communications, and Human Resources

C.H.S. (Kees) Majoor
Senior Vice President, Europe

Michael J. Mocniak
Vice President, General Counsel and Secretary

Robert P. O'Brien
Senior Vice President, Global Business Development

John S. Stanik
President and Chief Executive Officer

Overview

Income before the cumulative effect of change in accounting principle was $4.5 million or $0.11 per diluted share in 2003 compared to income of $4.2 million or $0.11 per diluted share for 2002. The Company reported net income of $4.5 million or $0.11 per diluted share in 2003 compared to net loss of $26.7 million or $0.68 per diluted share for 2002 (which includes a change of $30.9 million, net of tax, for the cumulative effect of change in accounting principle). Net sales increased 7.8% to $278.3 million in 2003 from $258.1 million in 2002. A 7.7% increase in operating expenses in 2003 can be primarily attributed to higher employee benefit costs and one-time severance costs related to a change in the Company's chief executive officer. Debt was reduced in 2003 by $3.4 million as a result of positive operating cash flow and a reduced level of capital spending.

Results of Operations

2003 Versus 2002

Consolidated net sales increased in 2003 compared to 2002 by $20.2 million or 7.8%. This was the result of sales increases in all of the Company's four reportable segments as well as the effect of currency translation. Sales increased in the Activated Carbon segment by $7.8 million or 7.7%. The increase was primarily due to increased sales in specialty carbon markets and the effect of currency translation which totaled $4.9 million. Sales in the Service segment increased by $2.7 million or 2.9%. The increase was primarily due to the effect of currency translation of $4.6 million, partially offset by the slowdown in the European economy. Sales in the Engineered Solutions segment remained consistent year over year. Consumer segment sales increased by $9.1 million or 38.0% due to increased sales of carbon cloth and charcoal products. The total sales increase for all segments attributable to the effect of currency translation was $14.6 million.

Gross profit before depreciation, as a percentage of net sales, was 29.9% in 2003 compared to 31.0% in 2002. The decline was primarily due to continued competitive pricing pressures in both the U.S. and Europe and higher raw material costs of the Company's Chinese operations, as well as higher pension and medical expense of $1.0 million in the United States. Those costs were partially offset by the lower cost of U.S.-sourced carbon products shipped to the Company's Belgian branch as a result of the strengthening of the euro in 2003 versus 2002 in the amount of $3.0 million.

Depreciation and amortization increased by $0.8 million or 3.9% primarily due to the added depreciation for the capital investment in the Company's Chinese operations of $0.3 million as well as foreign currency translation of $0.6 million.

Selling, general and administrative expenses increased by $4.2 million or 8.7%. The increase was primarily due to increased employee pension and medical expense of $1.1 million, insurance of $0.6 million, one-time severance-related costs related to a change in the Company's chief executive officer of $1.9 million and foreign currency translation.

Research and development expenses were $4.0 million in 2003 compared to $4.1 million in 2002, a decrease of $0.1 million or 3.8%. The decrease is primarily due to a reduction in outside laboratory services and supplies.

The restructuring charges of $0.5 million in 2003 and $0.1 million in 2002 represent the change in estimate of various components of the Company's restructuring liability based upon management's revised estimates of certain costs of these plans, primarily revisions to estimated sublease income on certain abandoned facilities. Additional information on restructuring can be found in Note 3 to the Consolidated Financial Statements.

Interest income increased in 2003 versus 2002 by $0.2 million or 35.5% primarily due to increased cash balances.

Interest expense declined in 2003 versus 2002 by $0.2 million or 8.8% primarily due to lower interest rates and a lower average level of borrowings.

Equity in income of Calgon Mitsubishi Carbon Corporation increased in 2003 versus 2002 by $0.6 million or 330.6%. The 2003 equity in income represents a full year of the Company's share of income from this non-consolidated Japanese joint venture, while the 2002 equity loss represents the first three months' activity of the joint venture that was formed on October 1, 2002.

The increase in Other expense—net did not significantly change from the prior year.

The effective tax rate for 2003 was 1.5% compared to 24.2% in 2002. The 2003 rate was positively impacted by the benefit realized from an exclusion provided under U.S. income tax laws with respect to certain extraterritorial income (ETI exclusion) attributable to foreign trading gross receipts, recognition of foreign tax credit benefits and tax credits of $0.6 million resulting from a research and development study completed in the fourth quarter of 2003. The 2002 rate was positively impacted by the ETI exclusion and recognition of foreign tax credit benefits.

The Company derived tax benefits of $0.9 million and $0.7 million for 2003 and 2002, respectively, from the ETI exclusion. The World Trade Organization (WTO) has ruled that this ETI exclusion represents a prohibited export subsidy under the WTO Agreement on Subsidies and Countervailing Measures.

The repeal of the ETI exclusion has been discussed by the U.S. Presidential Administration and Congress, but no solution has been rendered. Since the impact of this matter upon the Company depends upon the specific provisions of any tax legislation ultimately enacted by Congress, it is not possible to predict the impact on future financial results. However, if the ETI exclusion is repealed and legislation that would replace the ETI benefit is not enacted, the impact on the Company's future effective tax rate could be significant.

2002 Versus 2001

Consolidated net sales decreased in 2002 compared to 2001 by $12.5 million or 4.6%. This was primarily the result of sales decreases in two of the Company's four reportable segments. Sales declined in the Activated Carbon segment by $8.7 million or 8.0%. That decrease was primarily due to the change in method of accounting for Calgon Mitsubishi Chemical Corporation from a consolidated subsidiary to an equity method investment of $3.1 million, as well as increased global competition and competitive pricing in the United States. Sales in the Service segment increased by $1.2 million or 1.3%. The increase was primarily due to the effect of currency translation of $1.4 million, partially offset by the slowdown in the U.S. economy. Sales in the Engineered Solutions segment decreased by $8.1 million or 16.9%. The decrease is primarily due to lower revenues associated with a major project substantially completed in 2001 of $12.7 million, partially offset by increased new orders. Consumer segment sales increased by $3.2 million or 15.4% due to increased sales of carbon cloth and new consumer products. The total sales increase for all segments attributable to the effect of currency translation was $3.2 million.

Gross profit before depreciation, as a percentage of net sales, was 31.0% in 2002 compared to 32.2% in 2001. This decline was primarily due to the result of competitive pricing in the Activated Carbon segment and cost overruns associated with a major Engineered Solutions project that was substantially completed in 2001 amounting to $3.1 million. Those costs were partially offset by lower energy costs and lower cost of U.S.-sourced carbon products shipped to the Company's Belgian branch as a result of the strengthening of the euro in 2002 versus 2001.

Depreciation and amortization decreased by $1.3 million or 6.4% primarily due to the Company ceasing to amortize goodwill due to the implementation of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002 which amounted to $2.0 million, partially offset by higher depreciation of $0.7 million.

Selling, general and administrative expenses increased by $2.2 million or 4.9%. The increase was primarily due to increased insurance costs of $0.8 million, legal costs of $0.6 million and operating expenses associated with the startup of the Company's new carbon facility in The People's Republic of China, which amounted to $0.4 million.

Research and development expenses were $4.1 million in 2002 compared to $5.6 million in 2001, a decrease of $1.5 million or 26.6%. The decrease is primarily due to a reduction in personnel expenses of $1.0 million and outside laboratory services and supplies of $0.3 million.

The restructuring charges of $0.1 million in 2002 and $0.3 million in 2001 represent the change in estimate of various components of the Company's restructuring liability based upon management's revised estimates of certain costs of these plans, primarily revisions to estimated sublease income on certain abandoned facilities. Additional information on restructuring can be found in Note 3 to the Consolidated Financial Statements.

Interest income increased in 2002 versus 2001 by $0.4 million or 199.0% primarily due to a new global cash management system that allows the Company's foreign affiliates to share cash to meet operating needs and maximize the cash balance on hand in interest-bearing accounts.

Interest expense declined in 2002 versus 2001 by $0.8 million or 23.3% primarily due to lower interest rates and a lower average level of borrowings.

The increase in Other expense—net of $1.0 million as compared to 2001 was primarily due to a change in estimate of certain non-income taxes in 2001.

The effective tax rate for 2002 was 24.2% compared to 30.9% in 2001. The 2002 rate was positively impacted by the benefit realized from an exclusion provided under U.S. income tax laws with respect to certain extraterritorial income (ETI) attributable to foreign trading gross receipts and recognition of foreign tax credit benefits. The 2001 rate was positively impacted by the benefit realized from the Company's foreign sales corporation and tax credits resulting from research and development activities.

During 2002, the Company derived tax benefits of $0.7 million from an exclusion provided under U.S. income tax laws with respect to certain extraterritorial income (ETI) attributable to foreign trading gross receipts.

Working Capital and Liquidity

Cash flows from operating activities were $21.8 million for the year ended December 31, 2003. This was primarily the net result of the net earnings for the year, as well as depreciation and amortization, partially offset by an increase in working capital. The increase in working capital was primarily the result of an increase of revenue recognized in excess of billings on uncompleted contracts in the Company's Engineered Solutions segment of $4.5 million.

Total debt, net of foreign exchange, decreased during the year by $3.4 million to $54.2 million at December 31, 2003. This was primarily the result of using positive cash flow from operations to repay debt and management's ongoing critical review of capital project spending.

At December 31, 2003, the Company had a $100.0 million unsecured revolving credit facility that was scheduled to expire in March 2006.

Included in the facility was a letter of credit sub-facility that could not exceed $30.0 million. The Company had the option at any point during the term of the facility to request an expansion of the facility at its original terms and conditions by an amount not to exceed $25.0 million. The participating lenders were not required to participate in the facility expansion, but did retain the right of first refusal before the Company could negotiate with other lenders. The interest rate was based upon euro-based rates with other interest rate options available. The applicable Euro Dollar margin ranged from 0.80% to 1.40%, and the annual facility fee ranged from 0.20% to 0.35% of the committed amount and was based upon the Company's ratio of debt to earnings before interest, income taxes, depreciation and amortization (EBITDA). At December 31, 2003, borrowings under the facility were being charged a weighted average interest rate of 2.39%. Availability under this credit facility, which was limited to a multiple of EBITDA, at December 31, 2003, was $27.5 million, which was net of outstanding debt, letters of credit, lease obligations and cash. The credit facility's covenants imposed financial restrictions on the Company, including maintaining certain ratios of debt to EBITDA, operating income to net interest expense and operating assets to debt and minimum net worth. In addition, the facility imposed gross spending restrictions on capital expenditures, dividends, treasury share repurchases, acquisitions and investments in non-controlled subsidiaries. The facility contained mandatory prepayment provisions for proceeds in excess of pre-established amounts if certain events as defined by the loan agreement were to occur.

On February 18, 2004, the Company closed on a new three-year $125.0 million unsecured revolving credit facility that expires in February 2007. Proceeds from the new credit facility of $83.9 million were used to repay, in full, the outstanding balance of $50.6 million on the Company's previous revolving credit facility and to fund $33.3 million of the purchase price for the acquisition described below. Included in the facility is a letter of credit sub-facility that may not exceed $30.0 million. The interest rate is based upon euro-based rates with other interest rate options available. The applicable Euro Dollar margin will range from 0.80% to 1.85%, and the annual facility fee ranges from 0.20% to 0.40% of the committed amount and is based upon the Company's ratio of debt to earnings before interest, income taxes, depreciation and amortization (EBITDA). At the close of the new credit facility, the applicable Euro Dollar margin was 1.53% in addition to a facility fee of 0.35%. The U.S. credit facility's covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to EBITDA, operating income to net interest expense, operating assets to debt and net worth. In addition, the facility imposes gross spending restrictions on capital expenditures, dividends, treasury share repurchases, acquisitions and investments in non-controlled subsidiaries. The facility contains mandatory prepayment provisions for proceeds in excess of pre-established amounts of certain events as defined within the loan agreement.

On February 18, 2004, the Company acquired the assets of Waterlink, Incorporated's ("Waterlink") United States–based subsidiary Barnebey Sutcliffe Corporation, and 100% of the outstanding common shares of Waterlink (UK) Limited, a holding company that owns 100% of the outstanding common shares of Waterlink's operating subsidiaries in the United Kingdom (collectively "Specialty Products"). As the purchase occurred subsequent to December 31, 2003, the results of Waterlink have not been included in the Company's Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2003, 2002 and 2001.

Known as Barnebey Sutcliffe in the United States and Sutcliffe Speakman in the United Kingdom, Specialty Products is a leading provider of products, equipment, systems and services related to activated carbon and its uses for water and air purification, solvent recovery, odor control and chemical processing.

The Company completed the acquisition of Specialty Products to complement the Company's existing business in terms of (i) expanding its customer base; (ii) diversifying its product mix; (iii) providing access to profitable, niche markets; and (iv) enhancing profitability and cash flow.

The aggregate purchase price, including direct acquisition costs, was $36.5 million, plus the assumption of certain non-working capital liabilities currently estimated at $13.6 million. The Company is currently reviewing the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, accordingly, allocation of the purchase price to the assets and liabilities acquired is not complete and not included herein. The Company funded approximately $33.3 million of the purchase through borrowings from its refinanced U.S. revolving credit facility.

The Company is obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations. The Company is contractually obligated to make monthly and quarterly interest payments on its outstanding debt agreements. At December 31, 2003, the weighted average interest rate was 2.39% and long-term borrowings totaled $53.6 million. The Company is also required to make minimum funding contributions to its pension plans which are estimated at $1.4 million for the year ended December 31, 2004. The following table represents the significant contractual cash obligations and other commercial commitments of the Company as of December 31, 2003:

	Due in						
(Thousands)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt*	$ –	$ –	$ –	$50,600	$ –	$ 3,000	$ 53,600
Operating leases	5,041	3,399	1,560	616	374	2,590	13,580
Unconditional purchase obligations**	3,728	3,780	3,833	3,887	3,941	12,157	31,326
Total contractual cash obligations	$ 8,769	$ 7,179	$ 5,393	$55,103	$ 4,315	$ 17,747	$ 98,506

** Giving consideration to the change in maturities as a result of the refinancing in February 2004 discussed above.*
*** Primarily for the purchase of raw materials for one manufacturing plant.*

The Company does not have any significant long-term employment agreements.

The Company does not have any special-purpose entities or off-balance sheet financing arrangements except operating leases as disclosed above.

The Company maintains qualified benefit pension plans (the "Qualified Plans"), which cover substantially all non-union and certain union employees in the United States and Europe.

The Company's pension expense for all pension plans approximated $4.8 million and $3.9 million for the years ended December 31, 2003 and 2002, respectively, and is calculated based upon a number of actuarial assumptions, including expected long-term rates of return on our Qualified Plans assets, which range from 7.08% to 8.75%. In developing the expected long-term rate of return assumption, the Company evaluated input from its actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices. The Company also considered its historical 10-year compounded return which ranges from 5.10% to 8.90% and has been primarily in excess of these broad equity and bond benchmark indices. The expected long-term rate of return on the Qualified Plans assets is based on an asset allocation assumption of 70% with equity managers, with an expected long-term rate of return of 10%, and 30% with fixed-income managers, with an expected long-term rate of return of 6.5%. Because of market fluctuation, the Company's actual asset allocation as of December 31, 2003 was 71.7% with equity managers, 27.7% with fixed-income managers and 0.6% with other investments. The Company regularly reviews its asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate. The Company continues to believe that the range of 7.08% to 8.75% is a reasonable long-term rate of return on its Qualified Plans assets. The Company will continue to evaluate actuarial assumptions, including our expected rate of return, at least annually, and will adjust as necessary.

The discount rates that the Company utilizes for its Qualified Plans to determine pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from a range of 5.78% to 6.75% at December 31, 2002 to a range of 5.43% to 6.25% at December 31, 2003. The Company estimates that its pension expense for the Qualified Plans will approximate $5.1 million in fiscal 2004. Future actual pension expense will depend on future investment performance, funding levels, changes in discount rates and various other factors related to the populations participating in its Qualified Plans.

The fair value of the Company's Qualified Plans assets has increased from $38.2 million at December 31, 2002 to $48.6 million at December 31, 2003. The investment performance returns and plan contributions have decreased the Company's underfunded obligation in its Qualified Plans from $35.5 million at December 31, 2002 to $35.0 million at December 31, 2003. During the year ended December 31, 2003, the Company funded its Qualified Plans with $5.5 million in contributions. The Company expects that it will be required to fund the Qualified Plans with approximately $1.4 million in contributions for the year ended December 31, 2004.

With the exception of the first quarter of 2000, the Company has paid quarterly cash dividends on its common stock since the third quarter of 1987, the quarter succeeding the one in which the Company went public. During 2003, the Company paid dividends at a rate of $0.12 per share for a total amount of $4.7 million. Dividend declaration and payout are at the discretion of the Board of Directors. Future dividends will depend on the Company's earnings, cash flow and capital investment plans to pursue long-term growth opportunities.

The Company expects that cash from operating activities plus cash balances and available external financing will be sufficient to meet its requirements.

Capital Expenditures and Investments

Capital expenditures were $8.7 million in 2003, $11.4 million in 2002, and $12.6 million in 2001. Expenditures for 2003 primarily included $5.3 million for new construction and improvements to manufacturing facilities and $1.7 million for customer capital. The 2002 expenditure amount consisted primarily of $8.3 million for new construction and improvements to manufacturing facilities and $2.1 million for customer capital. Capital expenditures for 2004 are projected to be approximately $18.0 million and will primarily be used for improvements to both information systems and manufacturing facilities.

In 2003, the Company temporarily suspended construction of a new facility in the Gulf Coast region of the United States as it evaluates strategic alternatives. The Company has spent $1.9 million on this project as of December 31, 2003. If management concludes that the suspension of the project for other than a temporary period is warranted, current operating results may be adversely affected by impairment charges.

In May 2003, the Company partially discontinued operation of one of its three activated carbon lines at its Catlettsburg, Kentucky facility. The Company will need to install pollution abatement equipment estimated at approximately $7.0 million in order to remain in compliance with state requirements regulating air emissions before resuming full operation of this line. The activated carbon line and associated equipment has a net book value of approximately $3.0 million. Management has not concluded its plan of action for compliance related to this activated carbon line; however, if it is determined that a shutdown of the activated carbon line for other than a temporary period is warranted, current operating results may be adversely affected by impairment charges.

The 2001 purchase of a business of $3.4 million, as shown on the statement of cash flows, represents the Company increasing its equity ownership in its Japanese joint venture from 60% to 100%. The purchase of the remaining shares resulted in the Company recording additional goodwill of $1.5 million.

Market Risk

Commodity Price Risk

In the normal course of its business, the Company is exposed to market risk or price fluctuations related to the purchase and production of carbon products and its inventories of carbon products as well as the cost of natural gas used in the production of its products. The Company obtains competitive prices for its products and allows operating results to reflect market price movements dictated by supply and demand where regulated prices do not exist. The Company uses fixed price contracts to manage a portion of its coal and substantially all natural gas commodity price risk. A hypothetical 10% increase (or decrease) in coal prices would result in a pretax loss (or gain) of $0.5 million. A hypothetical 10% increase (or decrease) in the market price of natural gas would result in a pretax loss (or gain) of $0.5 million. Such losses (or gains) related to the natural gas contracts would be substantially offset by the Company's hedging activities.

Interest Rate Risk

Substantially all current and long-term debt is based on rates that float with Euro Dollar–based rates or prime rates, and the carrying value approximates fair value. A hypothetical change of 10% in the Company's effective interest rate from year-end 2003 levels would increase or decrease interest expense by $0.1 million.

Foreign Currency Exchange Risk

The Company is subject to risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures, and existing assets and liabilities denominated in currencies other than U.S. dollars. The Company has made use of forward currency contracts to manage these exposures. At December 31, 2003, eighteen forward contracts were outstanding. A hypothetical 10% strengthening (or weakening) of the U.S. dollar at December 31, 2003 would result in a pretax loss (or gain) of approximately $0.4 million related to this position.

Critical Accounting Policies

Management of the Company has evaluated the accounting policies used in the preparation of the financial statements and related footnotes and believes the policies to be reasonable and appropriate. The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the Company's financial statements at any given time. Despite these inherent limitations, management believes that Management's Discussion and Analysis (MD&A) and the financial statements and related footnotes provide a meaningful and fair perspective of the Company.

A summary of the Company's significant accounting policies is included in the footnotes to the financial statements. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition.

The Company recognizes revenue and related costs when goods are shipped or services are rendered to customers provided that ownership and risk of loss have passed to the customer. Revenue for major equipment projects is recognized under the percentage of completion method by comparing actual costs incurred to total estimated costs to complete the respective projects.

The Company establishes a warranty reserve for equipment project sales and estimates the warranty accrual based on the history of warranty claims to total sales, adjusted for significant known claims in excess of established reserves. Warranty terms are based on the negotiated equipment project contract and typically are either 18 months from shipment date or 12 months from project startup date.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The amount of allowance recorded is based upon a quarterly review of specific customer transactions that remain outstanding at least three months beyond their respective due dates. If the financial condition of the Company's customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances could be required.

The Company's inventories are carried at the lower of cost or market and adjusted to net realizable value by recording a reserve for inventory obsolescence. The inventory obsolescence reserve is adjusted quarterly based upon a review of specific products that have remained unsold for a prescribed period of time. If the market demand for various products softens, additional allowances could be required.

The Company tests goodwill for impairment at least annually by initially comparing the fair value of the Company's reporting units to their related carrying values. If the fair value of a reporting unit were less than its carrying value, additional steps would be necessary to determine the amount, if any, of goodwill impairment. Fair values are estimated using discounted cash flow and other valuation methodologies that are based on projections of the amounts and timing of future revenues and cash flows.

Accounting for pensions involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. These assumptions are reviewed annually. In determining the expected return on plan asset assumption, the Company evaluates long-term actual return information, the mix of investments that comprise plan assets and future estimates of long-term investment returns.

The Company is involved in various asserted and unasserted legal claims. An estimate is made to accrue for a loss contingency relating to any of these legal claims if it is probable that a liability was incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Because of the subjective nature inherent in assessing the outcome of legal claims and because the potential that an adverse outcome in a legal claim could have a material impact on the Company's legal position or results of operations, such estimates are considered to be critical accounting estimates. After review, it was determined at December 31, 2003, that for each of the various unresolved legal claims in which the Company is involved, the conditions mentioned above were not met. As such, no accrual was recorded. The Company will continue to evaluate all legal matters as additional information becomes available. Reference is made to Note 18 of the financial statements for a discussion of litigation and contingencies.

The Company evaluates long-lived assets under the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. For assets to be held and used, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss for an asset group reduces only the carrying amounts of a long-lived asset or assets of the group being evaluated. The loss is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group does not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort. Estimates of future cash flows used to test the recoverability of a long-lived asset group include only the future cash flows that are associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group. The future cash flow estimates used by the Company exclude interest charges.

New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted SFAS No. 143 effective January 1, 2003 as required. There were no transition adjustments recorded as a result of the adoption of SFAS No. 143.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of SFAS No. 123," which changed the alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on the reported results. The Company has adopted the disclosure provisions of this Statement.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (revised in December 2003). Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risk and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 are effective immediately to all variable interest entities created after January 1, 2003 and variable interest entities in which an enterprise obtains an interest after that date, and for variable interest entities created before this date, the provisions are effective March 15, 2004. There were no transition adjustments recorded as a result of the adoption of Interpretation No. 46.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company has adopted these additional disclosure requirements and included such disclosures in the footnotes to the financial statements.

During 2003, the Company adopted the provisions of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," including the deferral of certain effective dates as a result of the provisions of FASB Staff Position 150-3, "Effective Date, Disclosures and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests Under FASB Statement No. 150, 'Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.'" The adoption of this standard had no material effect on the Company's 2003 financial statements.

Forward-Looking Information Safe Harbor

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth and profitability, price increases, cost savings, broader product lines, enhanced competitive posture and acquisitions, are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report and the Company's filings with the Securities and Exchange Commission.

The consolidated financial statements and related notes have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management judgments and estimates. All other financial information in this Annual Report is consistent with that in the financial statements.

The Company maintains internal accounting control systems that are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded and that accounting records are adequate for preparation of financial statements and other financial information.

In addition to the system of internal accounting controls, the Company maintains guidelines of Company policy emphasizing proper overall business conduct, possible conflicts of interest, compliance with laws and confidentiality of proprietary information.

The members of the audit committee of the Board of Directors, none of whom are employees of the Company, all of whom are "independent" under the standards of the Securities and Exchange Commission and New York Stock Exchange, review the services performed by the independent auditors and receive and review the reports submitted by them and the Company's internal audit department. The audit committee meets several times during the year with management, members of the Company's internal audit department and the independent auditors to discuss audit activities, internal controls and financial reporting matters. The Company's internal audit department and independent auditors have full and free access to the committee.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Calgon Carbon Corporation:

We have audited the accompanying consolidated balance sheets of Calgon Carbon Corporation (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 6 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
February 18, 2004

(Dollars in thousands except per share data)	Year Ended December 31 2003	2002	2001
Net Sales	**$ 278,322**	$ 258,094	$ 270,593
Cost of products sold (excluding depreciation)	**195,113**	177,966	183,505
Depreciation and amortization	**19,789**	19,039	20,336
Selling, general and administrative expenses	**51,871**	47,717	45,490
Research and development expenses	**3,955**	4,111	5,601
Restructuring charges	**452**	116	324
	271,180	248,949	255,256
Income from operations	**7,142**	9,145	15,337
Interest income	**786**	580	194
Interest expense	**(2,341)**	(2,568)	(3,346)
Equity in income (loss) of Calgon Mitsubishi Chemical Corporation	**429**	(186)	—
Other expense — net	**(1,646)**	(1,548)	(564)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	**4,370**	5,423	11,621
Provision for income taxes	**64**	1,315	3,594
Income before minority interest and cumulative effect of change in accounting principle	**4,306**	4,108	8,027
Minority interest	**179**	114	(53)
Income before cumulative effect of change in accounting principle	**4,485**	4,222	7,974
Cumulative effect of change in accounting principle — net of tax	**—**	(30,926)	—
Net income (loss)	**4,485**	(26,704)	7,974
Other comprehensive income (loss), net of tax provision (benefit) of $773, ($1,706) and ($61), respectively	**8,529**	247	(1,797)
Comprehensive income (loss)	**$ 13,014**	$ (26,457)	$ 6,177
Basic income per common share before cumulative effect of change in accounting principle	**$ .12**	$ .11	$ .21
Cumulative effect of change in accounting principle per common share	**$ —**	$ (.79)	$ —
Basic net income (loss) per common share	**$ .12**	$ (.69)	$ .21
Diluted income per common share before cumulative effect of change in accounting principle	**$ .11**	$ .11	$ .20
Cumulative effect of change in accounting principle per common share	**$ —**	$ (.79)	$ —
Diluted net income (loss) per common share	**$ .11**	$ (.68)	$ .20
Weighted average shares outstanding, in thousands			
Basic	**39,000**	38,939	38,811
Diluted	**39,157**	39,131	39,157

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Calgon Carbon Corporation

(Dollars in thousands)	December 31 2003	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 8,954**	$ 4,093
Receivables, net of allowance of $3,736 and $3,014	**46,133**	45,490
Revenue recognized in excess of billings on uncompleted contracts	**10,697**	6,244
Inventories	**51,811**	48,665
Deferred income taxes — current	**9,056**	7,711
Other current assets	**4,457**	4,214
Total current assets	**131,108**	116,417
Property, plant and equipment, net	**128,956**	134,852
Investment in Calgon Mitsubishi Chemical Corporation	**6,798**	7,035
Intangibles	**3,510**	3,243
Goodwill	**18,366**	17,171
Deferred income taxes — long term	**9,976**	7,733
Other assets	**3,481**	4,178
Total assets	**$ 302,195**	$ 290,629
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt	**$ 604**	$ —
Accounts payable and accrued liabilities	**31,568**	25,470
Billings in excess of revenue recognized on uncompleted contracts	**1,339**	1,047
Restructuring reserve	**1,195**	822
Payroll and benefits payable	**8,022**	8,698
Accrued income taxes	**3,365**	2,913
Total current liabilities	**46,093**	38,950
Long-term debt	**53,600**	57,600
Deferred income taxes — long term	**18,179**	16,881
Other liabilities	**22,171**	23,824
Total liabilities	**140,043**	137,255
Minority interest	**279**	56
Commitments and contingencies (Notes 9 and 18)	**—**	—
Shareholders' equity:		
Common shares, $.01 par value, 100,000,000 shares authorized, 41,793,683 and 41,750,116 shares issued	**418**	418
Additional paid-in capital	**64,669**	64,449
Retained earnings	**111,601**	111,795
Accumulated other comprehensive income	**12,314**	3,785
	189,002	180,447
Treasury stock, at cost, 2,787,258 and 2,787,358 shares	**(27,129)**	(27,129)
Total shareholders' equity	**161,873**	153,318
Total liabilities and shareholders' equity	**$ 302,195**	$ 290,629

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands)	Year Ended December 31 2003	2002	2001
Cash flows from operating activities			
Net income (loss)	**$ 4,485**	$ (26,704)	$ 7,974
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of accounting change — net of tax effect	**—**	30,926	—
Depreciation and amortization	**19,789**	19,039	20,336
Equity in (income) loss of Calgon Mitsubishi Chemical Corporation	**(429)**	186	—
Employee benefit plan provisions	**4,622**	3,473	1,806
Changes in assets and liabilities — net of effects from purchase of business and foreign exchange:			
Decrease (increase) in receivables	**1,237**	(1,880)	5,688
Increase in inventories	**(648)**	(8,231)	(6,038)
(Increase) decrease in revenue recognized in excess of billings on uncompleted contracts and other current assets	**(5,720)**	3,891	(2,790)
Increase (decrease) in restructuring reserve	**241**	(936)	(2,084)
Increase (decrease) in accounts payable and accrued liabilities	**4,270**	2,360	(3,365)
(Decrease) increase in deferred income taxes	**(458)**	470	2,404
Decrease in accrued pensions	**(6,799)**	(1,221)	(1,434)
Other items — net	**1,181**	(377)	2,001
Net cash provided by operating activities	**21,771**	20,996	24,498
Cash flows from investing activities			
Purchase of business	**—**	—	(3,400)
Property, plant and equipment expenditures	**(8,684)**	(11,437)	(12,563)
Proceeds from disposals of property, plant and equipment	**642**	1,295	926
Net cash (used in) investing activities	**(8,042)**	(10,142)	(15,037)
Cash flows from financing activities			
Net (repayments of) borrowings	**(3,396)**	(3,220)	(2,041)
Common stock dividends	**(4,679)**	(4,673)	(7,761)
Net cash (used in) financing activities	**(8,075)**	(7,893)	(9,802)
Effect of exchange rate changes on cash	**(793)**	(2,435)	(426)
Increase (decrease) in cash and cash equivalents	**4,861**	526	(767)
Cash and cash equivalents, beginning of period	**4,093**	3,567	4,334
Cash and cash equivalents, end of period	**$ 8,954**	$ 4,093	$ 3,567

The accompanying notes are an integral part of these consolidated financial statements.

Calgon Carbon Corporation

(Dollars in thousands, except per share data)	Common Shares Issued	Common Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Sub-Total	Treasury Stock		Total
							Shares	Amount	
Balance, December 31, 2000	41,589,067	$ 416	$ 63,410	$ 142,959	$ 5,335	$ 212,120	2,787,558	$ (27,131)	$ 184,989
2001									
Net income	—	—	—	7,974	—	7,974	—	—	7,974
Employee and director stock plans	54,425	—	403	—	—	403	—	—	403
Common stock dividends									
Cash ($0.20 per share)	—	—	—	(7,761)	—	(7,761)	—	—	(7,761)
Translation adjustments, net of tax	—	—	—	—	(1,797)	(1,797)	—	—	(1,797)
Treasury stock issued	—	—	—	—	—	—	(100)	1	1
Balance, December 31, 2001	41,643,492	$ 416	$ 63,813	$ 143,172	$ 3,538	$ 210,939	2,787,458	$(27,130)	$183,809
2002									
Net loss	—	—	—	(26,704)	—	(26,704)	—	—	(26,704)
Employee and director stock plans	106,624	2	636	—	—	638	—	—	638
Common stock dividends									
Cash ($0.12 per share)	—	—	—	(4,673)	—	(4,673)	—	—	(4,673)
Translation adjustments, net of tax	—	—	—	—	3,041	3,041	—	—	3,041
Additional minimum pension liability adjustment, net of tax	—	—	—	—	(2,794)	(2,794)	—	—	(2,794)
Treasury stock issued	—	—	—	—	—	—	(100)	1	1
Balance, December 31, 2002	41,750,116	$ 418	$ 64,449	$ 111,795	$ 3,785	$ 180,447	2,787,358	$(27,129)	$153,318
2003									
Net income	—	—	—	**4,485**	—	**4,485**	—	—	**4,485**
Employee and director stock plans	**27,000**	—	**139**	—	—	**139**	—	—	**139**
Director deferred compensation paid in stock	**11,567**	—	**55**	—	—	**55**	—	—	**55**
Issuance of restricted stock to management	**5,000**	—	**26**	—	—	**26**	—	—	**26**
Common stock dividends									
Cash ($0.12 per share)	—	—	—	**(4,679)**	—	**(4,679)**	—	—	**(4,679)**
Translation adjustments, net of tax	—	—	—	—	**7,434**	**7,434**	—	—	**7,434**
Additional minimum pension liability adjustment, net of tax	—	—	—	—	**1,209**	**1,209**	—	—	**1,209**
Unrecognized loss on derivatives, net of tax	—	—	—	—	**(114)**	**(114)**	—	—	**(114)**
Treasury stock issued	—	—	—	—	—	—	**(100)**	—	—
Balance, December 31, 2003	**41,793,683**	**$ 418**	**$ 64,669**	**$ 111,601**	**$ 12,314**	**$ 189,002**	**2,787,258**	**$(27,129)**	**$161,873**

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Operations

Calgon Carbon Corporation (the "Company") is a global leader in services and solutions for purifying water and air, and food, beverage and industrial process streams. The Company's operations are principally conducted in four business segments: Activated Carbon, Service, Engineered Solutions and Consumer. Each of these segments includes the production, design and marketing of products and services specifically developed for the purification, separation and concentration of liquids and gases. The Activated Carbon and Service segments rely on activated carbon as a base material, while Engineered Solutions relies on a variety of other methods and materials that do not involve activated carbon. The Consumer segment brings the Company's industrial purification technologies directly to the consumer in the form of products and services. The Company's largest markets are in the United States, Europe and Japan. The Company also markets in Canada, Latin America and Asia.

Principles of Consolidation

The consolidated financial statements include the accounts of Calgon Carbon Corporation and its wholly owned subsidiaries, Chemviron Carbon GmbH, Calgon Carbon Canada, Inc., Chemviron Carbon Ltd., Calgon Carbon Investments Inc., Solarchem Environmental Systems Inc., Charcoal Cloth (International) Limited, Charcoal Cloth Limited, Advanced Separation Technologies Incorporated, Calgon Carbon (Tianjin) Co., Ltd. and the 80%-owned Datong Carbon Corporation.

In October 2002, the Company in connection with a joint venture formation with Mitsubishi Corporation, relinquished control of 51% of its wholly owned subsidiary Calgon Far East Co., Ltd. (CFE). The resulting joint venture company, renamed Calgon Mitsubishi Chemical Corporation (CMCC), is now accounted for in the Company's financial statements under the equity method. The transaction was accounted for at net book value with no gain or loss, and the Company's initial equity investment in CMCC represented the Company's net book value in CFE prior to the transaction. CFE's accounts were consolidated prior to the transaction.

A portion of the Company's international operations in Europe is owned directly by the Company and is operated as branches. Intercompany accounts and transactions have been eliminated.

Foreign Currency

Substantially all assets and liabilities of the Company's international operations are translated at year-end exchange rates; income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments represent other comprehensive income or loss and are accumulated in a separate component of shareholders' equity, net of tax effects. Transaction gains and losses are included in other expense—net.

Revenue Recognition

Revenue and related costs are recognized when goods are shipped or services are rendered to customers provided that ownership and risk of loss have passed to the customer. Revenue for major equipment projects is recognized under the percentage of completion method by comparing actual costs incurred to total estimated costs to complete the respective projects.

Inventories

Inventories are carried at the lower of cost or market. Inventory costs are primarily determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial statement purposes is computed on the straight-line method over the estimated service lives of the assets, which are from 20 to 30 years for land improvements and buildings, 15 years for furniture, machinery and equipment, five to 10 years for customer capital and five years for transportation equipment and computer hardware and software with the exception of the capitalized portion of the Company's business information system, which is depreciated over seven years.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually. The provisions of SFAS No. 142 for existing goodwill and other intangible assets were implemented by the Company effective January 1, 2002 (see Note 6).

Other intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives in addition to being evaluated when there is an indicator of impairment as prescribed by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Long-Lived Assets

The Company evaluates long-lived assets under the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. For assets to be held and used, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss for an asset group reduces only the carrying amounts of a long-lived asset or assets of the group being evaluated. The loss is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group does not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort. Estimates of future cash flows used to test the recoverability of a long-lived asset group include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group. The future cash flow estimates used by the Company exclude interest charges. A long-lived asset to be disposed of other than by sale shall continue to be classified as held and used until it is disposed of. A long-lived asset or group of assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Pensions

Substantially all U.S. employees of the Company are covered by one of three non-contributory defined benefit pension plans. It is the Company's policy to annually fund these plans, subject to minimum and maximum amounts specified by governmental regulations. In Europe, employees are also covered by various defined benefit pension plans or government-sponsored defined contribution plans. The Company funds these plans according to local laws and practices.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding plus all potential dilutive common shares outstanding during the period. Dilutive common shares are determined using the treasury stock method. Under the treasury stock method, exercise of options is assumed at the beginning of the period when the average stock price during the period exceeds the exercise price of outstanding options and common shares are assumed issued. The proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period. The incremental shares to be issued are considered to be the potential dilutive common shares outstanding.

Statement of Cash Flows

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Derivative Instruments

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates or interest rates. The Company, from time to time, enters into forward exchange contracts to obtain foreign currencies at specified rates based on expected future cash flows for each currency. The premium or discount on the contracts is amortized over the life of the contract. Changes in the value of derivative financial instruments are measured at the balance sheet date and recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. The Company does not hold derivative financial instruments for trading purposes. There were no transition adjustments recorded as a result of the adoption of SFAS No. 133.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted SFAS No. 143 effective January 1, 2003 as required. There were no transition adjustments recorded as a result of the adoption of SFAS No. 143.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance, superseded by SFAS No. 146, was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 applies to exit or disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of SFAS No. 123," which changed the alternative methods of transition for a voluntary change to the fair value–based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on the reported results. The Company has included the new disclosures required by this statement in the footnotes to the financial statements.

During 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (revised in December 2003). Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risk and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 are effective immediately to all variable interest entities created after January 1, 2003 and variable interest entities in which an enterprise obtains an interest after that date, and for variable interest entities created before this date, the provisions are effective March 15, 2004. The Company has no variable interest entities, and, as a result, the adoption of Interpretation No. 46 had no impact on the financial statements.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company has adopted these additional disclosure requirements and included such disclosures in the footnotes to the financial statements.

As of July 1, 2003, the Company adopted the provisions of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," including the deferral of certain effective dates as a result of the provisions of FASB Staff Position 150-3, "Effective Date, Disclosures and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests Under FASB Statement No. 150, 'Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.'" The adoption of this standard had no effect on the Company's 2003 financial statements.

Labor Agreements

Collective bargaining agreements cover approximately 45% of the Company's labor force at December 31, 2003 under agreements that expire in 2004 and 2005. Approximately 11% of the labor force is under agreements which expire in 2004.

Stock-based Compensation

The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. The Company uses the intrinsic value method under APB No. 25 and grants of stock are generally made with exercise prices equal to the fair value of the underlying common stock on the grant date. Accordingly, no compensation cost has been recognized for the Company's stock compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income (loss) and net income (loss) per common share would have been as follows:

(Dollars in thousands except per share data)		Year Ended December 31 2003	2002	2001
Net income (loss)				
	As reported	**$ 4,485**	$ (26,704)	$ 7,974
	Stock-based compensation, net of tax effect	**$ (2)**	$ (609)	$ (695)
	Pro forma	**$ 4,483**	$ (27,313)	$ 7,279
Net income (loss) per common share				
Basic	As reported	**$ .12**	$ (.69)	$ .21
	Pro forma	**$ .12**	$ (.70)	$ .19
Diluted	As reported	**$ .11**	$ (.68)	$ .20
	Pro forma	**$ .11**	$ (.70)	$ .19

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	**2.21%**	2.37%	2.37%
Risk-free interest rates	**2.68%–5.87%**	3.62%–5.87%	3.62%–4.90%
Expected volatility	**42%–46%**	42%–46%	43%
Expected lives of options	**5 years**	5 years	5 years

Reclassification

Certain prior year amounts have been reclassified to conform with the 2003 presentation.

2. Acquisitions

On February 18, 2004, the Company acquired the assets of Waterlink, Incorporated's ("Waterlink") United States-based subsidiary Barnebey Sutcliffe Corporation, and 100% of the outstanding common shares of Waterlink (UK) Limited, a holding company that owns 100% of the outstanding common shares of Waterlink's operating subsidiaries in the United Kingdom (collectively "Specialty Products"). As the purchase occurred subsequent to December 31, 2003, the results of Waterlink have not been included in the Company's consolidated statements of income and comprehensive income for the years ended December 31, 2003, 2002 and 2001.

Known as Barnebey Sutcliffe in the United States and Sutcliffe Speakman in the United Kingdom, Specialty Products is a leading provider of products, equipment, systems and services related to activated carbon and its uses for water and air purification, solvent recovery, odor control and chemical processing.

The Company completed the acquisition of Specialty Products to complement the Company's existing business in terms of (i) expanding its customer base; (ii) diversifying its product mix; (iii) providing access to profitable, niche markets; and (iv) enhancing profitability and cash flow.

The aggregate purchase price, including direct acquisition costs, was $36.5 million, plus the assumption of certain non-working capital liabilities currently estimated at $13.6 million (unaudited). The Company is currently reviewing the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, accordingly, allocation of the purchase price to the assets and liabilities acquired is not complete and not included herein. The Company funded approximately $33.3 million of the purchase through borrowings from its refinanced U.S. revolving credit facility.

3. Restructuring Charges

The Company currently has two separate restructuring plans from 1998 and 1999 requiring continued cash outlays.

The implementation of these plans is essentially complete except for contractual cash outlays to be made through the second quarter of 2006 primarily related to ongoing lease commitments for rental space which has been abandoned. A charge of $516,000, $116,000 and $494,000 was recorded in 2003, 2002 and 2001, respectively, to reflect management's revised estimates of certain costs of these plans, primarily revisions to estimated sublease income on certain abandoned facilities. Additionally, an excess accrual in certain components of the restructuring plans required adjustments of $55,000 and $170,000 to reduce the restructuring accruals in 2003 and 2001, respectively.

Termination benefits paid and charged against the Company's restructuring liabilities amounted to $8,000, $377,000 and $1,015,000 for the years ended December 31, 2003, 2002 and 2001, respectively, for employee separations for the 1999 plan of 150 employees and for the 1998 plan of 131 employees, each of which were consistent with the plan. Other costs paid and charged against the Company's restructuring liabilities amounted to $303,000, $549,000 and $1,197,000 for the years ended December 31, 2003, 2002 and 2001, which were primarily related to the cost of lease commitments for abandoned rental space.

The restructuring reserve balances at December 31, 2003 and 2002 included:

	December 31	
(Thousands)	**2003**	2002
Employee severance and termination benefit costs	**$ 45**	$ 109
Other costs	**1,150**	713
Total	**$ 1,195**	$ 822

4. Inventories

Inventories at December 31, 2003 and 2002 are recorded net of reserve of $694,000 and $570,000, respectively, for obsolete and slow-moving items.

	December 31	
(Thousands)	**2003**	2002
Raw materials	**$ 12,590**	$ 9,061
Finished goods	**39,221**	39,604
Total	**$ 51,811**	$ 48,665

5. Property, Plant and Equipment

	December 31	
(Thousands)	**2003**	2002
Land and improvements	**$ 12,237**	$ 11,193
Buildings	**24,416**	23,244
Machinery, equipment and customer capital	**295,231**	282,129
Computer hardware and software	**16,969**	16,683
Furniture and vehicles	**7,999**	7,569
Construction-in-progress	**7,474**	4,002
	$ 364,326	$ 344,820
Less accumulated depreciation	**(235,370)**	(209,968)
Net	**$ 128,956**	$ 134,852

In 2003, the Company temporarily suspended construction of a new facility in the Gulf Coast region of the United States as it evaluates strategic alternatives. The Company has spent $1.9 million on this project as of December 31, 2003. If management concludes that the suspension of the project for other than a temporary period is warranted, current operating results may be adversely affected by impairment charges.

In May 2003, the Company partially discontinued operation of one of its three activated carbon lines at its Catlettsburg, Kentucky facility. The Company will need to install pollution abatement equipment estimated at approximately $7.0 million in order to remain in compliance with state requirements regulating air emissions before resuming full operation of this line. The activated carbon line and associated equipment has a net book value of approximately $3.0 million. Management has not concluded its plan of action for compliance related to this activated carbon line; however, if it is determined that a shutdown of the activated carbon line for other than a temporary period is warranted, current operating results may be adversely affected by impairment charges.

6. Goodwill and Intangible Assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard requires that goodwill and intangible assets with indefinite useful lives not be amortized but should be tested for impairment at least annually. As required by SFAS No. 142, management has allocated goodwill to the Company's reporting units. Management completed the initial goodwill impairment test required by SFAS No. 142 as of January 1, 2002 for each of its reporting units. The initial goodwill impairment test included determining the fair value of each reporting unit that is allocated goodwill and comparing that fair value to the reporting unit's carrying value. The Company, in its initial goodwill impairment test, identified one reporting unit whose carrying value exceeded its estimated fair value.

The valuation of this reporting unit used a combination of methods to determine the fair value of the reporting unit, including prices of comparable businesses, a present value technique and a technique using recent transactions involving businesses similar to the reporting unit. The reporting unit consists primarily of the Company's AST subsidiary that is included in the Company's Engineered Solutions segment.

As a result of the reporting unit's excess carrying value, the Company was required, for this reporting unit, to assign the estimated fair value to the reporting unit's identifiable assets and liabilities to determine the implied fair value of the reporting unit's goodwill and the amount of impairment loss as of the date of implementation, January 1, 2002. The Company recorded a charge for the cumulative effect of change in accounting principle of $30,926,000 (net of the tax effect of $20,074,000) at January 1, 2002 for its implementation of SFAS No. 142. Prior to the adoption of SFAS No. 142, the Company evaluated the realizability of this goodwill by comparing the expected undiscounted future cash flows to the carrying value of the goodwill.

In accordance with SFAS No. 142, the Company assessed the useful lives of its intangible assets during the first quarter of 2002 and concluded that it holds no indefinite-lived intangibles. As a result, no impairment test was required and no transition adjustment was recorded for indefinite-lived intangibles.

The Company selected December 31 as the date it will perform its annual impairment test for goodwill. No such impairment existed based on the Company's evaluation at December 31, 2003 and 2002.

The following is the categorization of the Company's intangible assets as of December 31, 2003 and 2002, respectively:

		December 31, 2003		December 31, 2002	
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:					
Patents	**15.6 Years**	**$ 1,349**	**$ (513)**	$ 1,319	$ (424)
Other	**10.0 Years**	**498**	**(4)**	—	—
Unpatented Technology	**20.0 Years**	**2,875**	**(695)**	2,875	(527)
Total	**17.7 Years**	**$ 4,722**	**$ (1,212)**	$ 4,194	$ (951)

For the years ended December 31, 2003, 2002 and 2001, the Company recognized $261,000, $248,000 and $123,000, respectively, of amortization expense related to intangible assets. The Company estimates amortization expense for each of the five years in the period ending December 31, 2008 will be $314,000 in 2004, $299,000 in 2005 and $296,000 for 2006 through 2008.

The changes in the carrying amounts of goodwill by segment for the years ended December 31, 2003 and 2002 are as follows:

	Activated Carbon Segment	Service Segment	Engineered Solutions Segment	Consumer Segment	Total
Balance as of January 1, 2002	$2,015	$ —	$ 68,049	$ —	$ 70,064
Cumulative effect of change in accounting principle	—	—	(51,000)	—	(51,000)
Reclassification from intangible assets		—	—	60	60
Foreign exchange	—	—	62	—	62
Transfer to investment in Calgon Mitsubishi Chemical Corporation	(2,015)	—	—	—	(2,015)
Balance as of December 31, 2002	—	—	17,111	60	17,171
Foreign exchange	**—**	**—**	**1,195**	**—**	**$ 1,195**
Balance as of December 31, 2003	**$ —**	**$ —**	**$ 18,306**	**$ 60**	**$ 18,366**

Goodwill amortization was approximately $2,005,000 ($1,299,000 net of tax effect) for the year ended December 31, 2001. The following is the Company's net income adjusted to exclude goodwill amortization expense (net of tax) for the years ended December 31, 2003, 2002 and 2001, respectively.

	Year Ended December 31		
	2003	2002	2001
Net Income			
Reported net income (loss)	**$ 4,485**	$(26,704)	$ 7,974
Add back goodwill amortization, net of tax	**—**	—	1,299
Adjusted net income (loss)	**$ 4,485**	$(26,704)	$ 9,273
Basic Earnings Per Share			
Reported net income (loss)	**$ .12**	$ (.69)	$ .21
Goodwill amortization, net of tax	**—**	—	.03
Adjusted net income (loss)	**$ .12**	$ (.69)	$ .24
Diluted Earnings Per Share			
Reported net income (loss)	**$ .11**	$ (.68)	$ .20
Goodwill amortization, net of tax	**—**	—	.03
Adjusted net income (loss)	**$ .11**	$ (.68)	$ .23

7. Product Warranties

The Company establishes a warranty reserve for equipment project sales, and estimates the warranty accrual based on the history of warranty claims to total sales, adjusted for significant known claims in excess of established reserves.

Warranty terms are based on the negotiated equipment project contract and typically are either 18 months from shipment date or 12 months from project startup date. The change in the warranty reserve, which is included in accounts payable and accrued liabilities in the consolidated balance sheet, is as follows:

	December 31 2003	December 31 2002
Beginning Balance	**$ 2,047**	$ 1,795
Payments and replacement product	**(945)**	(675)
Additions to warranty reserve for warranties issued during the period	**923**	1,201
Change in the warranty reserve for pre-existing warranties	**7**	(274)
Ending Balance	**$ 2,032**	$ 2,047

8. Borrowing Arrangements

Long-Term Debt

(Thousands)	December 31 2003	December 31 2002
United States credit facilities	**$ 50,600**	$ 49,500
Pollution Control debt and Industrial Revenue bonds	**3,000**	8,100
Total	**$ 53,600**	$ 57,600
Less current maturities of long-term debt	**—**	—
Net	**$ 53,600**	$ 57,600

United States Credit Facilities

At December 31, 2003, the Company had a $100.0 million unsecured revolving credit facility scheduled to expire in March 2006.

Included in the facility was a letter of credit sub-facility that could not exceed $30.0 million. The Company had the option at any point during the term of the facility to request an expansion of the facility at its original terms and conditions by an amount not to exceed $25.0 million. The participating lenders were not required to participate in the facility expansion, but did retain the right of first refusal before the Company could negotiate with other lenders. The interest rate was based upon euro-based rates with other interest rate options available. The applicable Euro Dollar margin ranges from 0.80% to 1.40%, and the annual facility fee ranges from 0.20% to 0.35% of the committed amount and is based upon the Company's ratio of debt to earnings before interest, income taxes, depreciation and amortization (EBITDA). At December 31, 2003, borrowings under the facility were being charged a weighted average interest of 2.39%. Availability under this credit facility, which was limited to a multiple of EBITDA, at December 31, 2003, was $27.5 million, which was net of outstanding debt, letters of credit, lease obligations and cash. The credit facility's covenants imposed financial restrictions on the Company, including maintaining certain ratios of debt to EBITDA, EBIT to net interest expense and operating assets to debt and minimum net worth. In addition, the facility imposed gross spending restrictions on capital expenditures, dividends, treasury share repurchases, acquisitions and investments in non-controlled subsidiaries. The facility contained mandatory prepayment provisions for proceeds in excess of pre-established amounts if certain events as defined by the loan agreement were to occur.

On February 18, 2004, the Company closed on a new three-year $125.0 million unsecured revolving credit facility that expires in February 2007. Proceeds from the new credit facility of $83.9 million were used to repay in full the outstanding balance of $50.6 million on the Company's previous revolving credit facility and to fund the $33.3 million of the purchase price for the acquisition described in Note 2. Included in the facility is a letter of credit sub-facility that may not exceed $30.0 million.

The interest rate is based upon euro-based rates with other interest rate options available. The applicable Euro Dollar margin will range from 0.80% to 1.85%, and the annual facility fee ranges from 0.20% to 0.40% of the committed amount and is based upon the Company's ratio of debt to earnings before interest, income taxes, depreciation and amortization (EBITDA). At the close of the new credit facility, the applicable Euro Dollar margin was 1.53% in addition to a facility fee of 0.35%. The U.S. credit facility's covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to EBITDA, EBIT to net interest expense, and operating assets to debt and net worth. In addition, the facility imposes gross spending restrictions on capital expenditures, dividends, treasury share repurchases, acquisitions and investments in non-controlled subsidiaries. The facility contains mandatory prepayment provisions for proceeds in excess of pre-established amounts of certain events as defined within the loan agreement.

Pollution Control Debt and Industrial Revenue Bonds

On September 15, 2003, the Company redeemed 100% of the City of Ashland, Kentucky Floating Rate Pollution Control Bonds, 1983 Series A in the amount of $5.1 million. The Company redeemed the bonds with proceeds from its variable rate credit facility and incurred no additional fees or losses as a result of the prepayment. The bonds bore interest at a variable rate which was 1.16% at the time of redemption.

The Mississippi Industrial Revenue Bonds totaling $3.0 million bear interest at a variable rate and mature in May 2009. The interest rate as of December 31, 2003 was 1.20%. These bonds were issued to finance certain equipment acquisitions at the Company's Pearl River, Mississippi plant.

Belgian Credit Facility

The Company maintains a Belgian credit facility totaling 4,000,000 euros which is secured by a U.S. letter of credit. There are no financial covenants, and the Company had no outstanding borrowings under the Belgian credit facility as of December 31, 2003. The maturity date of this facility is December 15, 2004.

Fair Value of Long-Term Debt

Substantially all long-term debt is based on rates that float with Euro Dollar-based rates or prime rates, and, accordingly, the carrying value of these obligations approximates their fair value.

Short-Term Debt

The Company's short-term debt at December 31, 2003 consists entirely of borrowings by the Company's 80% owned Datong Carbon Corporation. The maximum borrowing amount and the amount borrowed as of December 31, 2003 under the loan is 5,000,000 yuan or $0.6 million. The loan is secured by a U.S. letter of credit. The short-term loan is for a one-year period from December 22, 2003 to December 21, 2004. The fixed interest rate is 4.87%.

Maturities of Debt

The Company is obligated to make principal payments (as revised for the effects of the refinancing disclosed above) on long-term debt outstanding at December 31, 2003 of $50.6 million in 2007 and $3.0 million in 2009.

9. Commitments

The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles. Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $5,041,000 in 2004, $3,399,000 in 2005, $1,560,000 in 2006, $616,000 in 2007, $374,000 in 2008 and $2,590,000 thereafter. Total rental expenses on all operating leases were $5,363,000, $5,123,000 and $6,894,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company has in place a long-term supply contract for the purchase of raw materials for one of its manufacturing facilities. Future minimum purchase requirements under the terms of that contract are $3,728,000 in 2004, $3,780,000 in 2005, $3,833,000 in 2006, $3,887,000 in 2007, $3,941,000 in 2008 and $12,157,000 thereafter.

Total payments made for raw materials purchased under the aforementioned supply contract were $5,108,000, $6,708,000 and $6,939,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company's Board of Directors in 2000 authorized the purchase of up to 500,000 shares of the Company's stock. As of December 31, 2003, 11,300 shares have been purchased under this stock buy-back program.

The Board of Directors adopted a Stockholder Rights Plan in January 1995 designed to guard against (1) coercive and abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares or (2) the accumulation of a substantial block of stock without Board approval. The Rights Plan will not prevent takeovers, but is designed to encourage anyone attempting to acquire the Company to first negotiate with the Board. The Plan awards one Right for each outstanding share of common stock held by stockholders of record on February 14, 1995 and thereafter. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Calgon Carbon common stock at a purchase price of $50 per share. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock. If one of those events occurs, each stockholder (with the exception of the person or group who owns 20% or more of the outstanding stock) can exchange the Rights for shares with a market value equal to the then-current exercise price or three shares, whichever has the greater value. The Rights can be redeemed by the Board of Directors under certain circumstances, in which case the Rights will not be exchangeable for shares.

On February 5, 2004, the Board of Directors declared a dividend of $0.03 per common share, payable to shareholders of record as of February 23, 2004. Such dividend is scheduled for payment on March 9, 2004.

11. Stock Compensation Plans

At December 31, 2003, the Company had two stock-based compensation plans that are described below.

Employee Stock Option Plan

The Company has an Employee Stock Option Plan for officers and other key employees of the Company that permits grants of up to 6,738,640 shares of the Company's common stock. Stock options may be "nonstatutory," with a purchase price not less than 80% of fair market value on the date of the grant, or "incentive" with a purchase price of not less than 100% of the fair market value on that date. Stock appreciation rights may be granted at date of option grant or at any later date during the term of the option. "Incentive" stock options granted since 1986 become exercisable no less than six months after the date of grant and are no longer exercisable after the expiration of four to ten years from the date of grant.

A summary of the Plan activity for the years ended December 31, 2003, 2002 and 2001 is presented below:

	2003		2002		2001	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**3,138,150**	**$ 6.66**	2,418,850	$ 7.45	1,751,100	$ 7.36
Granted	**94,000**	**5.66**	1,183,300	5.69	879,700	7.69
Exercised	**(27,000)**	**5.19**	(76,050)	5.60	(54,425)	7.42
Canceled	**(1,032,900)**	**7.42**	(387,950)	8.82	(157,525)	7.85
Outstanding at end of year	**2,172,250**	**$ 6.27**	3,138,150	$ 6.66	2,418,850	$ 7.45
Options exercisable at year-end	**968,600**		1,862,800		1,143,900	
Weighted-average fair value of options granted during the year	**$ 2.03**		$ 2.03		$ 2.68	

The following table summarizes information about stock options outstanding under the Employee Stock Option Plan at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 4.96 to $ 7.29	1,489,150	8.1 Years	$ 5.44	931,900	$ 4.91
$ 7.63 to $11.38	673,100	9.3 Years	8.02	26,700	13.52
$13.13	10,000	0.5 Years	13.13	10,000	13.13
	2,172,250	8.4 Years	$ 6.27	968,600	$ 5.23

Non-Employee Directors' Stock Option Plan

The 1993 Non-Employee Directors' Stock Option Plan, as amended in 1997, provides for an annual grant on the day following the Annual Meeting of Stockholders of option shares equal to a number of shares that will result in a Black-Scholes calculated value of $25,000 per Director on the date of grant. The options vest and become exercisable six months after the date of grant and, in general, expire ten years after the date of grant.

A summary of the Plan activity for the years ended December 31, 2003, 2002 and 2001 is presented below:

	2003		2002		2001	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**293,200**	**$ 7.76**	256,200	$ 7.62	178,200	$ 7.28
Granted	**86,100**	**4.90**	61,600	8.27	78,000	8.39
Exercised	**—**	**—**	(21,500)	6.46	—	—
Canceled	**—**	**—**	(3,100)	15.50	—	—
Outstanding at end of year	**379,300**	**$ 7.11**	293,200	$ 7.76	256,200	$ 7.62
Options exercisable at year-end	**379,300**		293,200		256,200	
Weighted-average fair value of options granted during the year	**$ 1.85**		$ 2.96		$ 3.02	

The following table summarizes information about stock options outstanding under the Non-Employee Stock Option Plan at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 4.90 to $6.53	215,100	7.8 Years	$ 5.84	215,100	$ 5.84
$ 8.06 to $8.39	153,600	8.0 Years	8.31	153,600	8.31
$15.50	10,600	0.2 Years	15.50	10,600	15.50
	379,300	7.6 Years	$ 7.11	379,300	$ 7.11

The Company sponsors defined benefit plans covering substantially all employees. The Company uses a measurement date of December 31 for all of its pension plans.

For all U.S. plans, at December 31, 2003 and 2002, the projected benefit obligation and accumulated benefit obligation each exceed plan assets.

For U.S. plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2003 and the funded status as of December 31 of both years:

Benefit Obligations (Thousands)	December 31 2003	December 31 2002
Reconciliation of projected benefit obligation		
Projected benefit obligations at January 1	**$ 57,428**	$ 49,597
Service cost	**2,082**	2,214
Interest cost	**3,744**	3,820
Plan amendments and other	**—**	2,092
Actuarial losses	**4,761**	4,456
Benefits paid	**(3,306)**	(4,751)
Projected benefit obligations at December 31	**$ 64,709**	$ 57,428

The accumulated benefit obligation at the end of 2003 and 2002 was $51,963,000 and $47,403,000, respectively.

For U.S. plans, the assumptions used to determine end of year benefit obligations are shown in the following table:

	2003	2002
Weighted average actuarial assumptions at December 31:		
Discount rate	**6.25%**	6.75%
Rate of increase in compensation levels	**4.00%**	3.50%

Plan Assets (Thousands)	December 31 2003	December 31 2002
Reconciliation of fair value of plan assets		
Fair value of plan assets at January 1	**$ 30,136**	$ 40,217
Actual return on plan assets	**6,806**	(5,500)
Employer contributions	**5,622**	170
Benefits paid	**(3,306)**	(4,751)
Fair value of plan assets at December 31	**$ 39,258**	$ 30,136

The asset allocation for the Company's pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category, follows.

Asset Category	Target Allocation 2004	Percentage of Plan Assets at Year-End 2003	Percentage of Plan Assets at Year-End 2002
Equity securities	70.0%	71.7%	68.0%
Debt securities	30.0	27.7	31.2
Other	—	0.6	0.8
Total	100.0%	100.0%	100.0%

The Company's investment strategy is to earn the highest possible long-term total rate of return and minimize risk to ensure the preservation of plan assets for the provision of benefits to participants and their beneficiaries. This is accomplished by active management of a diversified portfolio by fund managers, fund styles, asset types, risk characteristics and investment holdings.

Funded Status (Thousands)	December 31	
	2003	2002
Funded status of plans at December 31	**$ (25,451)**	$ (27,292)
Unrecognized net actuarial losses	**12,438**	11,700
Unrecognized prior service cost	**4,244**	5,099
Accrued pension cost at December 31	**$ (8,769)**	$ (10,493)
Amounts Recognized in the Balance Sheets		
Accrued benefit liability	**$ (12,705)**	$ (17,268)
Intangible pension asset (included in other assets)	**2,366**	3,290
Accumulated other comprehensive loss	**1,570**	3,485
Net amount recognized at December 31	**$ (8,769)**	$ (10,493)

Information about the expected cash flows for the U.S. pension plans follows:

Year (Thousands)	Pension Benefits
Employer Contributions	
2004	$ 666
Benefit Payments	
2004	$ 1,435
2005	1,620
2006	2,632
2007	2,724
2008	3,242
2009–2013	23,611

For U.S. plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2003, 2002 and 2001:

(Thousands)	Year Ended December 31 2003	2002	2001
Service cost	**$ 2,082**	$ 2,214	$ 2,070
Interest cost	**3,744**	3,820	3,464
Expected return on assets	**(2,713)**	(3,567)	(4,054)
Prior service cost	**472**	393	359
Net amortization	**313**	(67)	(355)
Settlement charge	**—**	422	—
Net periodic pension cost	**$ 3,898**	$ 3,215	$ 1,484

For U.S. plans, the assumptions used in the measurement of net periodic pension cost are shown in the following table:

	2003	2002	2001
Weighted average actuarial assumptions			
Discount rate	**6.75%**	7.25%	7.50%
Expected annual return on plan assets	**8.75%**	9.00%	9.00%
Rate of increase in compensation levels	**2.00–4.00%**	2.00–4.00%	2.00–4.00%

The expected rate of return on plan assets was determined by evaluating input from the Company's actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices. The Company also considered its historical 10-year compounded return which ranges from 8.53% to 8.90% and has been in excess of these broad equity and bond benchmark indices.

For European plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2003 and the funded status as of December 31 of both years:

Benefit Obligations (Thousands)	December 31 2003	2002
Reconciliation of projected benefit obligation		
Projected benefit obligations at January 1	**$ 16,306**	$ 13,646
Service cost	**375**	328
Interest cost	**967**	853
Employee contributions	**138**	131
Actuarial losses	**587**	189
Benefits paid	**(2,201)**	(1,045)
Foreign currency exchange rate changes	**2,696**	2,204
Projected benefit obligations at December 31	**$ 18,868**	$ 16,306

The accumulated benefit obligation at the end of 2003 and 2002 was $16,962,000 and $14,617,000, respectively.

For European plans, the assumptions used to determine end of year benefit obligations are shown in the following table:

	2003	2002
Weighted average acturarial assumptions at December 31:		
Discount rate	**5.43%**	5.78%
Rate of increase in compensation levels	**3.48%**	3.48%

Plan Assets (Thousands)	December 31	
	2003	2002
Reconciliation of fair value of plan assets		
Fair value of plan assets at January 1	**$ 8,068**	$ 7,165
Actual return on plan assets	**723**	(334)
Employer contributions	**1,257**	1,138
Employee contributions	**138**	131
Benefits paid	**(2,201)**	(1,045)
Foreign currency exchange rate changes	**1,311**	1,013
Fair value of plan assets at December 31	**$ 9,296**	$ 8,068

The asset allocation for the Company's pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category, follows.

	Target Allocation	Percentage of Plan Assets at Year-End	
Asset Category	2004	2003	2002
Equity securities	36.0%	34.1%	32.0%
Debt securities	9.0	10.8	11.3
Other	55.0	55.1	56.7
Total	100.0%	100.0%	100.0%

Funded Status (Thousands)	December 31	
	2003	2002
Funded status of plans at December 31	**$ (9,572)**	$ (8,238)
Unrecognized net actuarial losses	**1,335**	1,000
Unrecognized net transition obligation	**325**	324
Accrued pension cost at December 31	**$ (7,912)**	$ (6,914)
Amounts Recognized in the Balance Sheets		
Accrued benefit liability	**$ (8,926)**	$ (7,996)
Intangible pension asset (included in other assets)	**109**	110
Accumulated other comprehensive loss	**905**	972
Net amount recognized at December 31	**$ (7,912)**	$ (6,914)

At the end of 2003 and 2002, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets, and for pension plans with an accumulated benefit obligation in excess of plan assets, were as follows:

	Projected Benefit Obligation Exceeds the Fair Value of Plan's Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan's Assets	
	2003	2002	**2003**	2002
Projected Benefit Obligation	**$ 18,868**	$ 16,306	**$ 13,433**	$ 11,092
Accumulated Benefit Obligation	**16,962**	14,617	**12,337**	10,085
Fair Value of Plan Assets	**9,296**	8,068	**4,177**	3,487

Information about the expected cash flows for the European pension plans follows:

Year (Thousands)	Pension Benefits
Employer Contributions	
2004	$ 769
Benefit Payments	
2004	$ 1,207
2005	1,854
2006	1,008
2007	1,075
2008	1,299
2009–2013	8,419

Total benefits expected to be paid include both the Company's share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plan.

For European plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31		
(Thousands)	**2003**	2002	2001
Service cost	**$ 375**	$ 328	$ 411
Interest cost	**967**	853	906
Expected return on assets	**(619)**	(569)	(542)
Net amortization	**90**	32	33
Net periodic pension cost	**$ 813**	$ 644	$ 808

For European plans, the assumptions used in the measurement of the net periodic pension cost are shown in the following table:

	2003	2002	2001
Weighted average actuarial assumptions			
Discount rate	**5.78%**	5.87%	6.36%
Expected annual return on plan assets	**7.08%**	7.25%	7.35%
Rate of increase in compensation levels	**3.48%**	3.46%	3.72%

The expected rate of return on plan assets was determined by evaluating input from the Company's actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices. The Company also considered its historical 7-year compounded return of 5.1%, which has been below these broad equity and bond benchmark indices. Management's estimate considers its ability to manage its plan asset returns to levels achieved in the broad equity and bond indices.

The non-current portion of $21,064,000 and $23,239,000 at December 31, 2003 and 2002, respectively, for the U.S. and European pension liabilities is included in other liabilities.

The Company also sponsors a defined contribution pension plan for certain employees that permits employee contributions of up to 10% of eligible compensation. The Company makes matching contributions on behalf of each participant in an amount equal to 25% of the employee contribution up to a maximum of 4% of employee compensation. Employer contributions vest immediately. Total expenses related to this defined contribution plan were not significant during the periods presented.

13. Provision for Income Taxes

The components of the provision for income taxes were as follows:

(Thousands)	Year Ended December 31 2003	2002	2001
Current			
Federal	$ **—**	$ (57)	$ 57
State and local	**16**	40	—
Foreign	**1,775**	566	1,326
	1,791	549	1,383
Deferred			
Federal	**(1,805)**	(283)	2,601
State and local	**(180)**	(1,389)	232
Foreign	**258**	2,438	(622)
	(1,727)	766	2,211
Provision for income taxes	$ **64**	$ 1,315	$ 3,594

Income before income taxes, minority interest and cumulative effect of change in accounting principle for 2003, 2002 and 2001 includes $7,331,000, $1,690,000 and $1,980,000, respectively, generated by operations outside the United States.

The difference between the U.S. federal statutory tax rate and the Company's effective income tax rate is as follows:

	Year Ended December 31 2003	2002	2001
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**(2.4)**	(3.5)	5.5
Higher tax rate on foreign income	**7.2**	8.7	1.3
Benefit of extraterritorial income exclusion	**(16.8)**	(13.5)	(6.6)
Benefit of research and development tax credits	**(13.0)**	—	(5.6)
Benefit of foreign tax credits	**(4.1)**	(3.3)	—
Revision of prior year's accruals	**(6.5)**	—	—
Other—net	**2.1**	.8	1.3
Effective income tax rate	**1.5%**	24.2%	30.9%

During 2003 and 2001, the Company completed separate analyses of its U.S. research and development expenditures for the years 1998 through 2002. The 2003 analysis was completed in December 2003.

The completed analyses resulted in a U.S. tax credit related to the years 1998 through 2002 that will be available to offset future U.S. federal income tax of approximately $1.1 million.

No deferred United States income taxes have been provided on certain undistributed earnings of non-United States subsidiaries because management believes the earnings for its European, Chinese and Canadian subsidiaries will be reinvested in those subsidiaries for an indefinite period of time.

The Company's domestic operating loss carryforwards as of December 31, 2003 expire as follows:

Year (Thousands)	Federal Amount	State Amount
2004	$ —	$ 807
2005	—	889
2006	—	285
2007	—	296
2008	—	662
2009	—	15
2013	—	154
2014	—	7,926
2015	—	274
2016	—	49
2017	—	143
2018	—	5,059
2019	3,642	11,214
2020	6,964	10,780
2021	—	715
2022	—	1,853
2023	108	4,165
Total	$ 10,714	$ 45,286

The Company also has the following foreign operating loss carryforwards and domestic tax credit carryforwards as of December 31, 2003:

Type (Thousands)	Amount	Expiration Date
Tax credits — domestic	$ 3,440	2004–2022
Operating loss carryforwards — foreign	$ 35,794	None

The Company's U.S. income tax returns have been examined by the Internal Revenue Service through 1993. Management believes that adequate provisions for taxes have been made through December 31, 2003.

The components of deferred taxes are composed of the following:

(Thousands)	December 31 2003	2002
Deferred tax assets		
Foreign tax loss and credit carryforwards	**$ 12,714**	$ 11,182
U.S. net operating loss and credit carryforwards	**8,578**	8,117
Accruals	**4,848**	4,923
Inventories	**1,090**	915
Pensions	**6,963**	7,427
Goodwill and other intangible assets	**9,475**	11,707
Other	**5**	2
Valuation reserve	**(1,916)**	(2,658)
Total deferred tax assets	**$ 41,757**	$ 41,615
Deferred tax liabilities		
Property, plant and equipment	**$ 28,062**	$ 30,408
U.S. liability on Belgian net deferred tax assets	**6,390**	6,346
U.S. liability on German net deferred tax assets	**3,227**	3,381
U.S. liability on deferred foreign income	**624**	468
Cumulative translation adjustment	**2,601**	2,449
Total deferred tax liabilities	**$ 40,904**	$ 43,052
Net deferred tax asset (liability)	**$ 853**	$ (1,437)

The Company's ability to utilize the U.S. foreign tax credit carryforwards it has generated for the years 1999 through 2003 more likely than not will be limited due to restrictions within the Internal Revenue Code. These credits total approximately $2,237,000 and $2,929,000 as of December 31, 2003 and 2002, respectively. The Company has recorded a valuation reserve for those carryforward amounts that are expected to expire prior to being utilized as a result of these restrictions.

14. Accumulated Other Comprehensive Income (Loss)

(Thousands)	Currency Translation Adjustment	Minimum Pension Liability	Unrecognized Loss on Derivatives	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2001	$ 5,335	$ —	$ —	$ 5,335
Net Change	(1,797)	—	—	(1,797)
Balance, December 31, 2001	3,538	—	—	3,538
Net Change	3,041	(2,794)	—	247
Balance, December 31, 2002	6,579	(2,794)	—	3,785
Net Change	7,434	1,209	(114)	8,529
Balance, December 31, 2003	**$ 14,013**	**$ (1,585)**	**$ (114)**	**$ 12,314**

Foreign currency translation adjustments exclude income tax expense (benefit) for the earnings of the Company's European, Chinese and Canadian subsidiaries as management believes these earnings will be reinvested for an indefinite period of time. The income tax effect included in accumulated other comprehensive income (loss) for other non-U.S. subsidiaries was $178,000, $178,000 and $221,000 at December 31, 2003, 2002 and 2001, respectively. The income tax benefit associated with the minimum pension liability adjustment included in accumulated other comprehensive income was $890,000 and $1,663,000 at December 31, 2003 and 2002, respectively.

15. Other Information

Repair and maintenance expenses were $9,298,000, $10,251,000 and $10,204,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Other expense—net includes net foreign currency transaction gains (losses) of ($256,000), ($122,000) and $111,000 for the years ended December 31, 2003, 2002 and 2001, tax (expense) benefit other than on income of ($595,000), ($614,000) and $774,000 for the years ended December 31, 2003, 2002 and 2001, and a derivative gain (loss) of $36,000, $300,000 and ($336,000) for the years ended December 31, 2003, 2002 and 2001.

Deferred tax (benefit) or expense included in the currency translation adjustments for 2003, 2002 and 2001 was $152,000, $1,370,000 and ($61,000), respectively.

16. Supplemental Cash Flow Information

(Thousands)	**2003**	2002	2001
Cash paid during the year for			
Interest	**$ 2,310**	$ 2,504	$ 3,420
Income taxes paid — net	**$ 1,335**	$ 216	$ 770
Bank debt			
Borrowings on short-term debt	**$ 1,208**	$ —	$ 807
Borrowings on long-term debt	**106,000**	57,772	23,103
Repayments	**(110,604)**	(60,992)	(25,951)
Net repayments	**$ (3,396)**	$ (3,220)	$ (2,041)

During 2001, the Company entered into an interest rate swap agreement to fix the interest rate being paid on $10.0 million notional of borrowings under the United States Credit Facility. As discussed in Note 8, interest payments under the United States Credit Facility are based on a variable euro-rate plus a spread. The effect of the interest rate swap agreement was to fix the interest payments for $10.0 million of borrowings under the United States Credit Facility at 5.48%. This agreement expired in January 2003. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, the Company recorded a gain (loss) of $36,000, $300,000 and ($336,000) for the years ended December 31, 2003, 2002 and 2001, respectively, related to the swap agreement. These amounts are reflected in other expense—net on the statement of income, as the Company did not apply hedge accounting treatment under SFAS No. 133.

The Company had eighteen and one foreign currency forward exchange contracts outstanding at December 31, 2003 and 2002, respectively, which are recognized on the balance sheet at their fair values and are the estimated amounts at which they could be settled based on forward market exchange rates. The Company's corporate and foreign subsidiaries use forward exchange contracts to limit the exposure of exchange rate fluctuations on certain foreign currency receivables, payables and other known and forecasted transactional exposures for periods consistent with the expected cash flow of the underlying transactions. The contracts generally mature within one year and are designed to limit exposure to exchange-rate fluctuations. The Company applied hedge accounting treatment under SFAS No. 133 for the eighteen foreign currency forward exchange contracts outstanding at December 31, 2003. The Company did not apply hedge accounting treatment under SFAS No. 133 for the one foreign currency forward contract outstanding at December 31, 2002. The fair value of these contracts at December 31, 2003 and 2002 were not material.

The eighteen foreign exchange contracts held at December 31, 2003 are treated as foreign exchange cash flow hedges regarding payment for inventory purchases. Accordingly, the effective hedge portion of the foreign exchange contracts of $114,000 was recorded in other comprehensive income. It will be released into earnings over the next 12 months based on the timing of the sales of the underlying inventory. The release to earnings will be reflected in cost of products sold. No component of the derivatives gain or loss has been excluded from the assessment of hedge effectiveness. For the year ended December 31, 2003, the net gain or loss recognized due to the amount of hedge ineffectiveness was not material.

Management's policy for managing foreign currency risk is to use derivatives to hedge between 10% and 75% of the forecasted intercompany sales to its European subsidiaries. The hedges involving foreign currency derivative instruments do not span a period greater than one year from the contract inception date. Management uses various hedging instruments including, but not limited to, foreign currency forward contracts, foreign currency option contracts and foreign currency swaps. Hedge effectiveness is measured on a quarterly basis and any portion of ineffectiveness is recorded directly to the Company's earnings.

On December 31, 1996, the Company purchased the common stock of Advanced Separation Technologies Incorporated (AST) from Progress Capital Holdings, Inc. and Potomac Capital Investment Corporation.

On January 12, 1998, the Company filed a claim for unspecified damages in the United States District Court in the Western District of Pennsylvania alleging among other things that Progress Capital Holdings and Potomac Capital Investment Corporation materially breached various AST financial and operational representations and warranties included in the Stock Purchase Agreement. Based upon information obtained since the acquisition and corroborated in the course of pre-trial discovery, the Company believes that it has a reasonable basis for this claim and intends to vigorously pursue reimbursement for damages sustained. Neither the Company nor its counsel can predict with certainty the amount, if any, of recovery that will be obtained from the defendants in this matter.

The Company is also currently a party in three cases involving alleged infringement of its U.S. patents ("U.S. patents") or Canadian patent No. 2,331,525 ("525 patent") for the method of preventing cryptosporidium infection in drinking water. In the first case, Wedeco Ideal Horizons, Inc. (Wedeco) has filed suit against the Company seeking a declaratory judgment that it does not infringe the Company's U.S. patent and alleging unfair competition by the Company. This matter is currently pending in the United States District Court for the District of New Jersey. In the second case, the Company filed suit against the Town of Ontario, New York, Trojan Technologies Inc. (Trojan) and Robert Wykle, et al. in the United States District Court for the Western District of New York alleging that the defendant is practicing the method claimed within the U.S. patent without a license. In the third case, the Company filed suit against the City of North Bay, Ontario, Canada (North Bay) and Trojan in the Federal court of Canada alleging patent infringement by North Bay and inducement of infringement by Trojan. Neither the Company nor its counsel can predict with any certainty the outcome of the three matters.

A dispute has arisen between the Company and a customer relating to certain agreements between the parties for the engineering, procurement and system provision of a perchlorate remediation system at the customer's facility. During start-up operations, certain problems were discovered that prevented the system from reaching steady state operation and completion of performance testing. In accordance with the agreements, the Company has the right to remedy and correct any alleged deficiencies in the system and did formulate a remedial plan with notice to the customer that the Company would commence and diligently proceed with the plan. The customer refused to allow the Company to proceed with the plan and terminated the system provision agreement for alleged material breach. The Company believes that the system provision agreement was improperly terminated and that it is entitled to recover retainage and final payment of amounts due the Company from the customer as a result of this breach. The customer has withheld the retainage and final payment and has claimed that it is entitled to recover in excess of $20 million. No litigation has yet been instituted. The parties engaged in non-binding mediation during January 2004 in an attempt to resolve this dispute; however, no resolution was agreed to. If litigation ensues, the Company intends to vigorously defend its position and seek to recover the retainage and other moneys owed as a result of what it believes to be the improper termination by the customer. The Company is unable to predict with certainty the outcome of the above described dispute. There can be no assurance that the outcome of this dispute will not have a material adverse effect on the business, financial condition, cash flows or results of operations of the Company. No provision for possible loss relating to amounts previously collected has been recorded.

The Company is involved in various other legal proceedings, lawsuits and claims, including employment, product warranty and environmental matters of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. Management believes, after consulting with counsel, that the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the consolidated results of operations, cash flows or financial position of the Company.

The Company owns a 49% interest in a joint venture, Calgon Mitsubishi Chemical Corporation, which was formed on October 1, 2002. At December 31, 2003, Calgon Mitsubishi Chemical Corporation has $24.7 million in borrowings from an affiliate of the majority owner of the joint venture. The Company has agreed with the joint venture and the lender that, upon request of the lender, the Company will execute a guarantee for up to 49% of such borrowings. At December 31, 2003, the lender has not requested, and the Company has not provided, such guarantee. If such guarantee were requested in the future, the Company would review the details of the guarantee and such guarantee's impact on compliance with all existing credit agreements.

19. Basic and Diluted Net Income (Loss) Per Common Share

Computation of basic and diluted net income (loss) per common share is performed as follows:

(Dollars in thousands, except per share amounts)	For the Year Ended 2003	2002	2001
Income before cumulative effect of change in accounting principle available to common stockholders	**$ 4,485**	$ 4,222	$ 7,974
Cumulative effect of change in accounting principle	**—**	(30,926)	—
Income (loss) available to common stockholders	**$ 4,485**	$ (26,704)	$ 7,974
Weighted average shares outstanding			
Basic	**39,000,197**	38,938,875	38,811,339
Effect of dilutive securities	**157,062**	191,711	345,537
Diluted	**39,157,259**	39,130,586	39,156,876
Basic income per common share before cumulative effect of change in accounting principle	**$ .12**	$ .11	$ .21
Cumulative effect of change in accounting principle per common share	**—**	(.79)	—
Basic net income per common share	**$ .12**	$ (.69)	$ .21
Diluted income per common share before cumulative effect of change in accounting principle	**$ .11**	$ .11	$ .20
Cumulative effect of change in accounting principle per common share	**—**	(.79)	—
Diluted net income (loss) per common share	**$ .11**	$ (.68)	$ .20

For the years ended December 31, 2003, 2002 and 2001, there were 1,278,775, 1,457,200 and 447,200 options that were excluded from the dilutive calculation as the effect would have been antidilutive.

The Company has four reportable segments: Activated Carbon, Service, Engineered Solutions and Consumer. These reportable segments are composed of strategic business units that offer different products and services. The Company evaluates segment performance based primarily on economic profit (as defined by the Company) and operating income before amortization and restructuring charges.

The Activated Carbon segment manufactures granular activated carbon for use in applications to remove organic compounds from liquids, gases, water and air. The Service segment consists of reactivation of spent carbon and the leasing, monitoring and maintenance of mobile carbon adsorption equipment. The Engineered Solutions segment provides solutions to customers' air and water process problems through the design, fabrication and operation of systems that utilize a combination of the Company's enabling technologies: carbon adsorption, ultraviolet light and advanced ion exchange separation. The Consumer segment brings the Company's industrial purification technologies directly to the consumer in the form of products and services. It also includes the manufacture of carbon cloth and lump charcoal and briquettes.

(Thousands)	Year Ended December 31 2003	2002	2001
Net sales			
Activated Carbon	**$ 108,380**	$ 100,625	$ 109,317
Service	**96,198**	93,494	92,336
Engineered Solutions	**40,770**	40,081	48,227
Consumer	**32,974**	23,894	20,713
Consolidated net sales	**$ 278,322**	$ 258,094	$ 270,593

(Thousands)	Year Ended December 31 2003	2002	2001
Income (loss) from operations before amortization and restructuring charges			
Activated Carbon	**$ 4,234**	$ 6,757	$ 8,361
Service	**4,518**	11,400	10,035
Engineered Solutions	**(633)**	(6,094)	1,227
Consumer	**(264)**	(2,554)	(1,684)
	$ 7,855	$ 9,509	$ 17,939
Reconciling items			
Restructuring charges	**(452)**	(116)	(324)
Amortization	**(261)**	(248)	(2,278)
Interest income	**786**	580	194
Interest expense	**(2,341)**	(2,568)	(3,346)
Equity in income (loss) of Calgon Mitsubishi Chemical Corporation	**429**	(186)	—
Other expense — net	**(1,646)**	(1,548)	(564)
Consolidated income before income taxes, minority interest and cumulative effect of change in accounting principle	**$ 4,370**	$ 5,423	$ 11,621

(Thousands)	Year Ended December 31 2003	2002	2001
Depreciation			
Activated Carbon	**$ 9,778**	$ 9,550	$ 9,557
Service	**7,571**	7,112	6,728
Engineered Solutions	**774**	849	769
Consumer	**1,405**	1,280	1,004
	$ 19,528	$ 18,791	$ 18,058
Amortization	**261**	248	2,278
Consolidated depreciation and amortization	**$ 19,789**	$ 19,039	$ 20,336

(Thousands)	December 31 2003	2002	2001
Total assets			
Activated Carbon	**$ 123,326**	$ 125,204	$ 127,281
Service	**98,182**	93,593	91,882
Engineered Solutions	**55,814**	48,345	101,008
Consumer	**24,873**	23,487	19,377
Consolidated total assets	**$ 302,195**	$ 290,629	$ 339,548

(Thousands)	Year Ended December 31 2003	2002	2001
Property, plant and equipment expenditures			
Activated Carbon	**$ 3,111**	$ 4,753	$ 5,771
Service	**2,473**	4,310	5,511
Engineered Solutions	**2,198**	1,176	691
Consumer	**902**	1,198	590
Consolidated property, plant and equipment expenditures	**$ 8,684**	$ 11,437	$ 12,563

Geographic Information

Net sales are attributable to countries based on location of customer.

(Thousands)	Year Ended December 31 2003	2002	2001
Net sales			
United States	**$ 151,435**	$ 147,410	$ 164,995
Germany	**29,776**	24,063	22,151
United Kingdom	**20,974**	16,194	15,178
Japan	**7,123**	9,221	12,341
Other	**69,014**	61,206	55,928
Consolidated net sales	**$ 278,322**	$ 258,094	$ 270,593

(Thousands)	December 31 2003	2002	2001
Long-lived assets			
United States	**$ 109,442**	$ 119,079	$ 182,153
Belgium	**19,183**	16,933	15,170
Germany	**7,201**	6,418	5,603
Canada	**6,697**	5,502	5,440
Japan	**6,798**	7,035	4,651
United Kingdom	**5,424**	5,324	4,825
China	**6,328**	6,131	—
France	**38**	57	64
	$ 161,111	$ 166,479	$ 217,906
Deferred taxes	**9,976**	7,733	7,387
Consolidated long-lived assets	**$ 171,087**	$ 174,212	$ 225,293

	Year Ended December 31					
(Dollars in thousands, except per share data)	**2003**	2002	2001	2000	1999	1998
Income Statement Data:						
Net sales	**$ 278,322**	$ 258,094	$ 270,593	$ 268,983	$296,152	$ 301,040
Income (loss) from operations	**$ 7,142**	$ 9,145	$ 15,337	$ 19,887	$ (15,649)	$ 19,440
Interest expense	**$ 2,341**	$ 2,568	$ 3,346	$ 4,970	$ 4,893	$ 4,771
Net income (loss) before cumulative effect of accounting change *(a)(b)*	**$ 4,485**	$ 4,222	$ 7,974	$ 9,852	$ (13,729)	$ 8,269
Cumulative effect of accounting change	**$ —**	$ (30,926)	$ —	$ —	$ —	$ —
Net income (loss)	**$ 4,485**	$ (26,704)	$ 7,974	$ 9,852	$ (13,729)	$ 8,269
Percent of pre-tax income (loss) to sales	**1.6%**	2.1%	4.3%	5.5%	(7.8)%	4.3%
Net income (loss) per common share before cumulative effect of change in accounting principle — basic *(a)(b)*	**$ .12**	$ .11	$ .21	$ .25	$ (.35)	$ .21
Cumulative effect of change in accounting principle per common share	**$ —**	$ (.79)	—	—	—	—
Net income (loss) per common share — basic *(a)(b)*	**$ .12**	$ (.69)	$ .21	$ .25	$ (.35)	$ .21
Net income (loss) per common share before cumulative effect of change in accounting principle — diluted *(a)(b)*	**$ .11**	$ .11	$ .20	$ .25	$ (.35)	$ .21
Cumulative effect of change in accounting principle per common share	**$ —**	$ (.79)	—	—	—	—
Net income (loss) per common share — diluted *(a)(b)*	**$ .11**	$ (.68)	$ .20	$ .25	$ (.35)	$ .21
Dividends declared per common share	**$ .12**	$ .12	$ .20	$ .15	$ .29	$ .32
Balance Sheet Data (at year-end):						
Working capital	**$ 85,015**	$ 77,467	$ 66,513	$ 40,706	$ 51,124	$ 58,022
Total assets	**$ 302,195**	$ 290,629	$ 339,548	$ 339,640	$361,505	$ 406,994
Long-term debt	**$ 53,600**	$ 57,600	$ 54,360	$ 48,077	$ 76,120	$ 71,101
Treasury stock, at cost	**$ 27,129**	$ 27,129	$ 27,130	$ 27,131	$ 27,115	$ 26,986
Other Selected Data (at year-end):						
Return (loss) on average shareholders' equity	**3%**	(16)%	4%	5%	(7)%	4%
Ratio of total debt to total capitalization	**25%**	27%	26%	27%	31 %	31%
Current ratio	**284%**	299%	239%	164%	179 %	181%
Effective tax rate	**1.5%**	24.2%	30.9%	30.6%	(40.7)%	36.1%
Treasury stock, in thousands	**2,787**	2,787	2,787	2,788	2,781	2,762
Shares outstanding, in thousands	**39,006**	38,963	38,856	38,802	38,802	38,742
Book value per outstanding common share	**$ 4.15**	$ 3.94	$ 4.73	$ 4.77	$ 4.67	$ 5.42
Market value of common stock	**$ 6.21**	$ 4.94	$ 8.35	$ 5.69	$ 5.88	$ 7.50
Price earnings ratio of stock prices	**56.5**	—	41.8	22.8	—	35.7
Capital expenditures	**$ 8,684**	$ 11,437	$ 12,563	$ 9,451	$ 8,582	$ 19,375
Number of registered shareholders	**1,834**	1,833	1,841	1,871	1,861	803
Number of employees	**937**	976	960	995	1,185	1,195

(a) After an after-tax charge in 1998 of $4.70 million or $0.12 per share resulting from a restructuring of operations.
(b) After an after-tax charge in 1999 of $18.02 million or $0.46 per share resulting from a restructuring of operations.

QUARTERLY FINANCIAL DATA—UNAUDITED

(Thousands except per share data)	2003 1st Quarter	2003 2nd Quarter	2003 3rd Quarter	2003 4th Quarter	2002 1st Quarter	2002 2nd Quarter	2002 3rd Quarter	2002 4th Quarter
Net sales	**$64,050**	**$78,085**	**$66,563**	**$69,624**	$63,136	$67,484	$64,832	$62,642
Gross profit	**$18,819**	**$24,347**	**$19,997**	**$20,046**	$19,593	$21,102	$19,464	$19,969
Net income (loss)	**$ (1,760)**	**$ 2,992**	**$ 1,220**	**$ 2,033**	$(29,530)	$ 1,934	$ 556	$ 336
Common Stock Data:								
Net income (loss) per common share								
Basic	**$ (.05)**	**$ .08**	**$ .03**	**$ .05**	$ (.76)	$ .05	$ .01	$ .01
Diluted	**$ (.05)**	**$ .08**	**$ .03**	**$ .05**	$ (.75)	$ .05	$ .01	$ .01
Average common shares outstanding								
Basic	**38,984**	**38,996**	**39,006**	**39,006**	38,889	38,940	39,963	38,963
Diluted	**39,035**	**39,093**	**39,233**	**39,258**	39,176	39,369	39,017	38,963

During the second quarter of 2002, the Company completed its initial impairment review of goodwill as of January 1, 2002 as required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The effect of adopting this change in accounting principle effective for the first quarter of 2002 reduced net income previously reported in the Company's Form 10-Q filing with the Securities and Exchange Commission for the quarter ended March 31, 2002 by $30.9 million to a net loss of $29.5 million, basic net income per share by $0.80 to a basic net loss per share of $0.76, and diluted net income per share by $0.79 to a diluted net loss per share of $0.75.

During the fourth quarter of 2003, the Company recorded a tax benefit for a revision of prior year's tax accruals of $0.3 million and a $0.6 million tax benefit for a research and development tax credit determined through an analysis completed in December 2003.

COMMON SHARES AND MARKET INFORMATION

Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 1,834 registered shareholders at year end.

Quarterly Common Stock Price Ranges and Dividends

Fiscal Quarter	2003 High	2003 Low	2003 Dividend	2002 High	2002 Low	2002 Dividend
First	**6.30**	**4.24**	**$ .030**	9.00	6.97	$ .030
Second	**6.70**	**4.56**	**$ .030**	9.89	7.30	$ .030
Third	**6.89**	**5.42**	**$ .030**	8.65	5.22	$ .030
Fourth	**6.85**	**5.64**	**$ .030**	5.99	4.00	$ .030

Information for Shareholders

Corporate Office

Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, Pa. 15205
(412) 787-6700

Mailing Address:
P.O. Box 717
Pittsburgh, PA 15230-0717

E-mail:
info@calgoncarbon.com

Web site:
www.calgoncarbon.com

Stock Market

Calgon Carbon Corporation's Common Stock is publicly traded on the New York Stock Exchange under the symbol CCC.

Annual Meeting

The Calgon Carbon Corporation Annual Meeting of Stockholders will be held on Tuesday, April 20, 2004 at 1:00 p.m. EDST, at the Corporate Offices of Calgon Carbon Corporation, 400 Calgon Carbon Drive, Pittsburgh, Pa. 15205

Form 10-K

The Calgon Carbon Corporation Form 10-K for 2003 is available by written, telephone, or e-mail request to Gail A. Gerono, Investor Relations, Calgon Carbon Corporation, (412) 787-6795, ggerono@calgoncarbon-us.com

Transfer Agent and Registrar

First Class, Registered or Certified mail:
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3020
[illegible] 575-2724

Overnight Courier:
EquiServe Trust Company, N.A.
[illegible] Brooks Drive
Braintree, MA 02184
Attn: Shareholder Relations

Questions and Inquiries:
http://www.equiserve.com

Hearing Impaired #:
TDD: (800) 952-9245

Investor Relations

Gail A. Gerono
Investor Relations
Calgon Carbon Corporation
P.O. Box 717
Pittsburgh, Pa. 15230-0717
(412) 787-6795
ggerono@calgoncarbon-us.com

Independent Auditors

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pa. 15222

United States Sales Offices

Claremont, Calif.
[illegible] Beach, Fla.
[illegible]ington, N.J.
Pittsburgh, Pa.
Houston, Texas

European Sales Offices

Chemviron Carbon
Feluy, Belgium
Grays, England

Chemviron Carbon GmbH
Bodenfelde, Germany

Asian Sales Offices

Tokyo, Japan
Singapore
Taipei, Taiwan

Plant Locations

Feluy, Belgium
Grays, England
Houghton Le Spring, England
Bodenfelde, Germany
Fukui, Fukui Prefecture, Japan
Kurosaki, Fukuoka Prefecture, Japan
Datong, China
Tianjin, China
Blue Lake, Calif., U.S.
Catlettsburg, Ky., U.S.
Neville Island, Pa., U.S. (three plants)
Pearlington, Miss., U.S.

The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K filed with the SEC. After the Company's 2004 annual meeting of stockholders, the Company intends to file with the New York Stock Exchange the CEO certification required by NYSE Rule 303A.12(a).

Calgon Carbon Corporation
P.O. Box 717
Pittsburgh, PA 15230-0717